Exhibit 99.1

DOMINION DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

For the
Annual and Special Meeting of Shareholders
July 16, 2014

___________________________________

June 2, 2014

DOMINION DIAMOND CORPORATION

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend Dominion Diamond Corporation's Annual and Special Meeting of Shareholders on Wednesday, July 16, 2014.

The items of business to be considered at this Meeting are described in the Notice of Annual and Special Meeting and Management Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the voting instructions included on the proxy form.

There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

We look forward to seeing you at the Meeting.

Sincerely,

Robert A. Gannicott
Chairman & Chief Executive Officer

DOMINION DIAMOND CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of DOMINION DIAMOND CORPORATION (the “Corporation”) will be held at Days Inn & Suites Yellowknife Hotel, 4401-50th Avenue, Yellowknife, Northwest Territories at 8:00 a.m. Mountain time (10:00 a.m. Toronto time) on Wednesday, July 16, 2014, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2014, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration;

4.	to consider and, if thought fit, to approve an advisory resolution on the Corporation’s approach to executive compensation, as disclosed in the Management Proxy Circular of the Corporation;

5.

to consider and, if thought fit, to approve, with or without variation, an ordinary resolution confirming and ratifying a new by-law of the Corporation (the “Advance Notice By-Law”), which sets out advance notice requirements for director nominations (see Schedule 2 of the Management Proxy Circular for the full text of the Advance Notice By-Law); and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted may still attend the Meeting. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by the Proxy Department of CST Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1 (866) 781-3111 (toll free within North America) or (416) 368-2502, or in person at 320 Bay Street, Basement Level (B1), Toronto, Ontario, Canada, M5H 4A6, no later than 5:00 p.m. (Toronto time) on July 14, 2014, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

BY ORDER OF THE BOARD

Lyle R. Hepburn
Corporate Secretary
June 2, 2014

DOMINON DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

All information is as of June 2, 2014 and all dollar figures are in United States dollars, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:

At the Annual and Special Meeting of Shareholders (the “Meeting”), shareholders are voting on the election of directors to the board of directors (the “Board”) of Dominion Diamond Corporation (the “Corporation”), the appointment of auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors and the advisory resolution to accept the Corporation’s approach to executive compensation, as disclosed in this Management Proxy Circular. The special business of the meeting includes ratification and confirmation of a new by-law of the Corporation (By-Law No. 2), which was adopted by the Board on June 11, 2014 and sets out advance notice requirements for director nominations (the “Advance Notice By-law”).

Q:	Who is entitled to vote?

A:

If you owned your Common Shares as at the close of business on June 2, 2014, you are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

Q:	How do I vote?

A:

There are two ways you can vote. You may vote in person at the Meeting, in which case please read the instructions set out after the following question. If you do not plan to attend the Meeting and you are a registered shareholder you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting. If your Common Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold. For your Common Shares to be voted, please follow the voting instructions provided by your nominee.

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your Common Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CST Trust Company, upon arrival at the Meeting.

If your Common Shares are held in the name of a nominee, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return it by following the instructions provided to you by your nominee. Do not complete the voting instructions on the form, as you will be voting at the Meeting. Please register with the transfer agent, CST Trust Company, upon arrival at the Meeting.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by the management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be solicited personally, by telephone, e-mail, internet, facsimile, or other means of communication by employees of the Corporation.

Q:	What if I sign the form of proxy enclosed with this Management Proxy Circular?

A:

Signing the enclosed form of proxy gives authority to Robert A. Gannicott or Daniel Jarvis, each of whom is a director of the Corporation, or to another person you have appointed, to vote your Common Shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my Common Shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the accompanying form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CST Trust Company.

Q:	What do I do with my completed proxy?

A:

If you are a registered shareholder, return the proxy to the Corporation’s transfer agent, CST Trust Company, in the envelope provided, or by fax to (416) 368-2502 or toll free at 1 (866) 781-3111 (within North America), so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, July 14, 2014 to record your vote. If your Common Shares are held in the name of a nominee, please follow the voting instructions provided by your nominee.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Corporation at the following address no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, July 14, 2014 or to the Chairman on the day of the Meeting, July 16, 2014, or any adjournment of the Meeting.

Dominion Diamond Corporation
c/o 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6
Attention:      Lyle R. Hepburn      Fax No.:      416-350-3510

Q:	How will my Common Shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote for or against or withhold from voting your Common Shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board as described herein, the appointment of auditors, the advisory resolution to accept the Corporation’s approach to executive compensation and the ratification and confirmation of the Advance Notice By-law adopted by the Board, all as disclosed in this Management Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Common Shares are entitled to vote?

A:

As of June 2, 2014 (the “Record Date”), there were 85,134,480 Common Shares issued and outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date. To the knowledge of the directors and senior officers of the Corporation, as of date hereof, the following table sets forth the parties who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation:

Name of Shareholder and Municipality of Residence	Number of Common Shares owned, Controlled or Directed	% of Outstanding Common Shares
BlackRock, Inc. New York, NY, USA	8,710,690	10.2%
Vanguard Precious Metals and Mining Fund Malvern, PA, USA	11,374,400	13.4%
M&G Investment Management Limited United Kingdom, England	16,302,800(1)	19.2%(1)

(1) M&G Investment Management Limited’s Schedule 13G filed with the Securities and Exchange Commission states that all of these Common Shares are legally owned by its advisory clients and none are owned directly by it. It further discloses that it has shared power to vote 4.1 million Common Shares and shares the power to dispose or to direct the disposition of 16.3 million Common Shares. According to the same filing, some of these Common Shares are owned legally by Vanguard Inc., their investment advisory client. M&G states in its filing that it has the sole investment power and no voting power in these securities.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, CST Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent and registrar by mail at:

CST Trust Company
P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3
or by telephone: 416-682-3860 or 1-800-387-0825 Fax: 1-888-249-6189
E-mail: inquiries@canstockta.com           Website: www.canstockta.com

REPORTING CURRENCY

The reporting currency of the Corporation is the United States dollar. Certain dollar amounts reported in the various tables in this Management Proxy Circular that were originally incurred in Canadian dollars have been converted, as applicable, into United States dollars from Canadian dollars as follows:

1.

The Canadian currency exchange rate, being the rate for exchanging a Canadian dollar into a United States dollar, (the “Exchange Rate”) was obtained from the Bank of Canada closing rates for the applicable dates listed below, which rates were as follows:

(a)	the Exchange Rate for February 1, 2013 (the “Year-Beginning Exchange Rate”) was 1.0027;
(b)	the Exchange Rate for January 31 , 2014 (the “Year-End Exchange Rate”) was 0.8978;
(c)	the average Exchange Rate for the fiscal period February 1, 2013 to January 31, 2014 (the “Average Exchange Rate”) was 0.9626;
(d)	the Exchange Rate for April 30, July 31, October 31, 2013 and January 31, 2014 (the “Quarterly Exchange Rate”) was 0.9926, 0.9735, 0.9590 and 0.8978, respectively; and
(e)	the Exchange Rate for May 15, 2014 (the “May Exchange Rate”) was 0.9194.

2.

The dollar amounts shown for deferred share units (“DSUs”) granted to directors represent the Canadian dollar amount credited to their respective accounts on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

3.	The cash retainers paid to directors represent the Canadian dollar amount paid to them on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

4.	The value of restricted share units (“RSUs”) granted to Named Executive Officers was converted into United States dollars using the Exchange Rate at the date of the grant.

5.	The value of outstanding RSUs of Named Executive Officers was converted into United States dollars using the Year-End Exchange Rate.

6.	Cash compensation paid to Named Executive Officers, and in respect of consulting services referred to herein, was converted into United States dollars using the Average Exchange Rate.

BUSINESS OF THE MEETING

Financial Statements

The Consolidated Financial Statements for the year ended January 31, 2014 are included in the 2014 Annual Report.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be 12. There are currently eight directors. The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act (“CBCA”), or he or she becomes disqualified to act as a director.

Noel Harwerth has indicated that she will not be standing for re-election. Accordingly, the Board has fixed the number of directors to be elected at the Meeting at seven.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out in this Management Proxy Circular.

The list of directors and their biographies can be found on pages 11 to 15 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”) and page 16 of this Management Proxy Circular (see “Director Not Standing for Re-Election”). Information regarding Director Compensation can be found on pages 16 to 21 of this Management Proxy Circular (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards). Attendance at Board and Committee meetings by directors holding office during the fiscal period ended January 31, 2014 (“Fiscal 2014”), can be found on pages 21 and 22 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

To the knowledge of the Corporation, except as set out below, no person nominated for election as a director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On June 30, 2005, the Superior Court of Quebec (Commercial Division) granted an initial order to Campbell Resources Inc. under the Companies Creditors Arrangement Act. At the time of this order, Graham G. Clow was serving as a director of Campbell Resources Inc. On February 23, 2007, the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement confirming that Campbell Resources Inc. had executed all of its obligations pursuant to the Plan of Arrangement with its creditors.

On January 14, 2009, the Board adopted a majority voting policy. Board policy requires that in an uncontested election, any nominee who receives a greater number of votes ‘‘withheld’’ than “for” shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting. The Nominating & Corporate Governance Committee shall consider the resignation and shall recommend to the Board whether or not to accept it. The Board shall determine whether or not to accept the recommendation and announce in a press release the Board’s determination (and the reasons for rejecting the resignation, if applicable) within 90 days following the date of the Meeting. A full description of the majority voting policy is included in Schedule 1 of this Management Proxy Circular.

Appointment of Auditors

Shareholders will be asked to vote for the reappointment of KPMG LLP, as auditors of the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Fees paid to KPMG LLP during the years ended January 31, 2014 and 2013 were as follows:

	Fiscal 2014 (US$)	Fiscal 2013 (US$)
Audit Fees(1)	1,373,078	1,870,914
Audit Related Fees(2)	41,871	46,000
Tax Fees(3)	30,927	191,632
All other Fees	-	-
Total	1,445,876	2,108,546
(1)	Includes audit and review services.
(2)	Includes IFRS consultation and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.

The Audit Committee negotiates with the auditors of the Corporation on an arm’s length basis to determine the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question, and the time incurred by the auditors.

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services greater than Cdn$100,000.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors, and has determined that the independence of the external auditors is maintained.

Shareholder Advisory Vote on Approach to Executive Compensation

On June 6, 2012, the decision to put to shareholders a non-binding advisory resolution on compensation was approved by the Board. It was not implemented in 2013 as a result of the significant changes to the composition of the Board and the Human Resources & Compensation Committee and the changes in the business of the Corporation resulting from the sale of Harry Winston to the Swatch Group (the “Swatch Transaction”) completed on March 26, 2013 and the purchase by the Corporation of BHP Billiton Canada Inc.’s diamond assets in Canada, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium (the “Ekati Transaction”), completed on April 10, 2013.

On January 16, 2014, the Human Resources & Compensation Committee reconfirmed the decision to put to shareholders a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2014 annual meeting of shareholders”

The “Compensation Discussion and Analysis” found on pages 27 to 37 of this Management Proxy Circular discusses the Corporation’s compensation philosophy and strategy, the components of the Corporation’s compensation programs, mix of compensation elements, and how compensation is determined. The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

Management’s fundamental objective is to maximize long term shareholder value;
Compensation should provide for internal equity;
Performance is an important determinant of pay for executive officers; and
Compensation levels and programs should support recruitment and retention of key employees.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Human Resources & Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation plans to hold an advisory shareholder vote on approach to executive compensation on an annual basis. The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Management Proxy Circular.

Advance Notice By-law

On June 11, 2014, the Board approved the adoption of the Advance Notice By-Law, the text of which is reproduced in Schedule 2 of this Management Proxy Circular, which requires that advance notice be given to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA.

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve an ordinary resolution confirming and ratifying the Advance Notice By-law. In general, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that the shareholder must include for the notice to be valid. To be timely, a shareholder wishing to nominate a director must provide notice to the Corporation within the following time periods:

in the case of an annual meeting of shareholders, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, notice to the Corporation must be given no later than the close of business on the 10th day following such public announcement; and

in the case of a special meeting of shareholders (which is not also an annual meeting) called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

The Advance Notice By-Law authorizes the chairman of any meeting of shareholders to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice By-Law and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination be disregarded. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-Law.

If confirmed, the Advance Notice By-Law will provide a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It will also provide the Corporation with the opportunity to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of such proposed nominee’s independence, or lack thereof. The proposed timing for the delivery of a notice under the Advance Notice ByLaw and the information that must be submitted are in keeping with recognized good governance principles. The Board believes that the Advance Notice By-Law will benefit shareholders by:

facilitating an orderly and efficient meeting process;
treating all shareholders fairly by providing timely and adequate notice of director nominations;
allowing the Corporation and its shareholders to evaluate the proposed nominees’ qualifications and suitability as a director of the Corporation; and
allowing shareholders to cast an informed vote for the election of directors.

Although the Advance Notice By-Law was adopted by the Board on June 11, 2014, the requirements and procedures set forth in the Advance Notice By-Law will not apply to the Meeting. If the Advance Notice By-law is not ratified by shareholders at the Meeting, it will cease to be effective.

The above summary is qualified in its entirety by the full text of the Advance Notice By-Law which is set out in Schedule 2 to this Management Proxy Circular. We encourage shareholders to read the full text of the Advance Notice By-Law before voting on this resolution.

Shareholders will be asked at the Meeting to approve the following resolution (the “Advance Notice Resolution”), with or without variation, relating to the ratification and confirmation of the Advance Notice ByLaw as described above:

BE IT RESOLVED THAT:

1.	The Advance Notice By-law, in the form adopted by the Board, and as set out in Schedule 2 of the Management Proxy Circular of the Corporation dated June 2, 2014, is hereby ratified and confirmed; and

2.

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.

The Board recommends a vote FOR the Advance Notice Resolution confirming and ratifying the Advance Notice By-Law. Unless a shareholder directs that his or her Common Shares are to be voted against the Advance Notice Resolution, the Board representatives designated in the enclosed form of proxy intend to vote FOR the Advance Notice Resolution.

BOARD OF DIRECTORS

Nominees for Election to the Board of Directors

The following are the nominees for election to the Board of the Corporation:

Name of Director		Biography

Graham Clow brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University. He currently serves on the Board of African Barrick Gold plc.

Areas of Expertise
       International Business
       Metals and Mining

Attendance Record
       Board 100%
       Human Resources & Compensation Committee 100%
       Health, Safety & Environmental Committee 100%

Graham G. Clow(2)(4)
Age: 63
Toronto, ON, Canada
Director since 2013
Independent(5)

Securities Held
Common Shares(6):	2,500
Stock Options:	Nil
DSUs:	7,401
Value of Shares(7):	$32,320
Value of Options(8):	Nil
Value of DSUs(9):	$95,681

Robert A. Gannicott was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Minerals Limited, a wholly owned subsidiary of Cairn Energy plc.

Areas of Expertise
       Metals and Mining

Attendance Record
       Board 100%

Robert A. Gannicott
Age: 66
Toronto, ON, Canada
Chairman & Chief Executive
Officer
Director since 1992
Not Independent-Management(5)

Securities Held
Common Shares(6):	1,114,050
Stock Options:	2,060,282
RSUs:	103,761
Value of Shares(7):	$14,402,528
Value of Options(8):	$3,837,318
Value of RSUs(10):	$1,341,431

Name of Director		Biography

Daniel Jarvis served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis serves on the board of Concert Infrastructure FT Inc. and has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Areas of Expertise
       Finance and Management
       Telcom Services
       Risk Management

Attendance Record
       Board 100%
       Audit Committee 100%
       Human Resources & Compensation Committee(2)
       Nominating & Corporate Governance Committee 100%

Daniel Jarvis(1)(2)(3)
Age: 64
Vancouver, BC, Canada
Director since 2008
Independent(5)

Securities Held
Common Shares(6):	7,000
Stock Options:	Nil
DSUs:	39,127
Value of Shares(7):	$90,497
Value of Options(8):	Nil
Value of DSUs(9):	$505,837

Since 2007 Tom Kenny has been responsible for RTL Westcan, a company with extensive operating and logistics background experience in bulk commodity hauling and civil contracting in northern Canada, particularly with respect to the Ekati and Diavik diamond mines as well as the aviation industry, operating Arctic Sunwest Charters, a commercial airline operating in Yellowknife. Tom commenced his business enterprise some four decades ago as an owner operator with L. E. Matchett Trucking, which he eventually purchased and was ultimately sold to the Westcan Group of Companies in 1991 with Tom becoming a director as well as the General Manager of Westcan. When Westcan sold in 2007 and was merged with RTL to become RTL Westcan Tom was appointed Chief Executive Officer, a position he held until his appointment as Chairman of the Board of RTL Westcan in January, 2013. Tom retired from his positions within the company upon its sale in November, 2013. Tom has served on the Board of Directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Areas of Expertise
       Management and Business
       Transportation

Attendance Record
       Board 100%
       Audit Committee 100%(1)
       Human Resources & Compensation Committee 100%
       Health, Safety & Environmental Committee 100%

Tom Kenny(1)(2)(4)
Age: 57
Edmonton, Alberta
Director since 2013
Independent(5)

Securities Held
Common Shares(6):	34,129
Stock Options:	Nil
DSUs:	10,743
Value of Shares(7):	$441,222
Value of Options(8):	Nil
Value of DSUs(9):	$138,886

Name of Director		Biography

Ollie Oliveira has over 30 years’ experience in the natural resources and mining industry, corporate finance and operational and strategic roles. Until 2007, Mr. Oliveira held various senior executive positions with Anglo American and De Beers groups, including Executive Director, Corporate Finance, Head of Strategy and Business Development. He is both a Chartered Accountant and a Chartered Management Accountant, and in his career with Anglo American Corporate Finance, and De Beers has led and managed corporate finance assignments totalling in excess of US $28 billion. Mr. Oliveira received a B.Com degree and a post-graduate diploma in accounting and economics from the University of Natal. He currently serves on the board of directors of Antofagasta plc and Ferrous Resources Limited. He is currently managing partner of Greengrove Capital LLP.

Areas of Expertise
       Corporate Finance
       Natural Resources and Mining

Attendance Record
       Board 100%
       Audit Committee 100%
       Nominating & Corporate Governance Committee 100%

Manuel Lino Silva de Sousa- Oliveira (“Ollie Oliveira”) (1)(3)
Age: 62
London, England
Director since 2013
Independent(5)

Securities Held
Common Shares(6):	Nil
Stock Options:	Nil
DSUs:	11,107
Value of Shares(7):	Nil
Value of Options(8):	Nil
Value of DSUs(9):	$143,592

Dr. Fiona Perrott-Humphrey brings broad experience both as an Investment Analyst and as a Senior Adviser to mining companies. She spent six years in academia and financial journalism in South Africa before moving to the UK in 1986. Until 2003, she was consistently rated as one of the top investment analysts in mining for major financial institutions in the City of London, ending up as head of European Mining research for SSMB (part of Citigroup). In 2003, she set up her own consultancy and in 2006, published the book "Understanding Junior Miners" to help investors, fund managers and mining companies understand the specialist geological and mining issues facing early stage junior mining companies. As a Senior Consultant with the Rothschild mining team in London, Dr. Perrott-Humphrey currently continues her role as adviser to global mining companies, particularly in relation to industry trends, capital markets and strategy.

Areas of Expertise
       Global Mining Industry and Commodity markets
       Capital Markets

Attendance Record
       N/A

Fiona Perrott-Humphrey
Age: 59
London, England
Director since 2014
Independent(4)

Securities Held
Common Shares(5):	Nil
Stock Options:	Nil
DSUs:	2,402(11)
Value of Shares(7):	Nil
Value of Options(8):	Nil
Value of DSUs(9):	$31,053

Name of Director		Biography

The Honourable Chuck Strahl brings extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is the Chair of the Manning Centre for Building Democracy (a not-for-profit organization). He has completed the Directors Education Program at the University of Calgary. Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

Areas of Expertise
       Management and Business
       Political, Governmental, and Business Strategies

Attendance Record
       Board 100%
       Nominating & Corporate Governance Committee 100%
       Health, Safety & Environmental Committee 100%

Chuck Strahl(3)(4)
Age: 57
British Columbia, Canada
Director since 2012
Independent(5)

Securities Held
Common Shares(6):	3,468
Stock Options:	Nil
DSUs:	7,896
Value of Shares(7):	$44,835
Value of Options(8):	Nil
Value of DSUs(9):	$146,915
(1)	Member of the Audit Committee. Tom Kenny was appointed to the Audit Committee on January 24, 2014, and accordingly, did not attend meetings in Fiscal 2014.
(2)

Member of the Human Resources & Compensation Committee. Daniel Jarvis was appointed to the Human Resources & Compensation Committee on January 24, 2014, and accordingly, did not attend meetings in Fiscal 2014.

(3)	Member of the Nominating & Corporate Governance Committee.
(4)	Member of the Health, Safety & Environmental Committee.
(5)

“Independent” refers to the standards of independence established under Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices, Section 1.4 of the CSA National Instrument 52-110 – Audit Committees, Section 303A.02 of the New York Stock Exchange Listed Company Manual, and Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

(6)

“Common Shares” refers to the number of Common Shares owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction, as of May 15, 2014. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(7)

“Value of Shares” represents the total market value of the Common Shares held by each nominee as of May 15, 2014. Value is determined by multiplying the number of Common Shares held by each nominee as of May 15, 2014 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on such date (Cdn$13.20) (in this section the “Closing Price”), converted at the May Exchange Rate.

(8)

“Value of Options” represents the total market value of the unexercised stock options held by each nominee. The value is determined by multiplying the number of unexercised options held by each nominee as of May 15, 2014 by the difference between the Closing Price of the Common Shares on the TSX and the exercise price of such options, converted at the May Exchange Rate.

(9)	“Value of DSUs” represents the number of DSUs outstanding at May 15, 2014 multiplied by the Closing Price of the Common Shares on the TSX on May 15, 2014 converted at the May Exchange Rate.
(10)	“Value of RSUs” represents the number of Share RSUs outstanding at May 15, 2014 multiplied by the Closing Price of the Common Shares on the TSX on May 15, 2014 converted at the May Exchange Rate.
(11)	Elected to the Board of Directors on February 24, 2014.

Director Not Standing for Re-Election

Noel Harwerth(1) will not be standing for re-election. She served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Jurisdoctor degree from the University of Texas Law School. She currently serves on the board of directors of Sumitomo Mitsui Banking Corporation Europe Limited, GE Capital Bank Limited, Alent plc, The London Metal Exchange and Standard Life plc.

Areas of Expertise	Attendance Record	Securities Held
Finance and Management	Board 90%	Common Shares(2):	5,000
International Business	Audit Committee 100%	Stock Options:	Nil
	Human Resources & Compensation Committee 100%	DSUs:	22,720
		Value of Shares(3):	$64,640
		Value of Options(4):	Nil
		Value of DSUs(5):	$293,726
(1)	Member of the Audit Committee and Human Resources & Compensation Committee until January 24, 2013.
(2)

“Common Shares” refers to the number of Common Shares owned and includes all Common Shares beneficially owned, directly or indirectly, or over which such director exercised control or direction, as of May 15, 2014. Such information, not being within the knowledge of the Corporation, has been furnished by Noel Harwerth.

(3)

“Value of Shares” represents the total market value of the Common Shares held as of May 15, 2014. Value is determined by multiplying the number of Common Shares held by each director as of May 15, 2014 by the closing price of the Common Shares on the TSX on such date (Cdn$13.20) (in this section the “Closing Price”), converted at the May Exchange Rate.

(4)

“Value of Options” represents the total market value of the unexercised stock options held by Noel Harwerth. The value is determined by multiplying the number of unexercised stock options held as of May 15, 2014 by the closing price of the Common Shares on the TSX and the exercise price of such options, converted at the May Exchange Rate.

(5)	“Value of DSUs” represents the number of DSUs outstanding at May 15, 2014 multiplied by the Closing Price of the Common Shares on the TSX on May 15, 2014 converted at the May Exchange Rate.

Compensation of Directors

Effective January, 2014, the Human Resources & Compensation Committee is responsible for reviewing the adequacy and form of compensation for non-executive directors at the Corporation as required, with the goal that it:

Remains competitive in light of the time commitments required from directors; and
Aligns directors’ interests with those of the shareholders.

Previously, these reviews were conducted by the Nominating & Corporate Governance Committee.

In addition to directors’ responsibilities and time commitment, this review also takes into account director remuneration of other Canadian companies. These reviews are conducted with the assistance of compensation consultants, but the decisions are made by, and are the responsibility of, the Human Resources & Compensation Committee, and may reflect factors and considerations other than the information and recommendations provided by its consultants. The Human Resources & Compensation Committee ultimately recommends the directors’ compensation to the Board for approval.

The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors, namely Graham G. Clow (Chair), Daniel Jarvis and Tom Kenny. The biographies of the directors can be found on pages 11 to 15 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”. The Human Resources & Compensation Committee’s responsibilities are set out in its Charter, a summary of which can be found on pages 24 and 25 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and DSUs. A DSU is a notional share that has the same value as a Common Share. DSUs earn dividend equivalents at the same rate as dividends paid on Common Shares. DSUs are paid out when directors retire from the Board. A full description of DSUs is on page 19 of this Management Proxy Circular.

Robert A. Gannicott, the Chief Executive Officer, is the only management director, and does not receive compensation for his services as a director.

Meridian Compensation Partners (“Meridian”), reviewed director compensation relative to the same comparator group as is used for benchmarking executive compensation (see “Compensation Peer Group” on page 31 of this Management Proxy Circular). No changes to director compensation have been recommended to, or approved by, the Board for Fiscal 2014 or for the current fiscal year, ending January 31, 2015 (“Fiscal 2015”), with the exception of establishing the fee for the Chair of the Health, Safety & Environmental Committee.

In addition, competitive information from general industry survey data is used as additional reference points, including data from Hewitt Associates Analysis of Outside Directors Compensation (U.S.) and NACD Director Compensation studies.

The following table sets out the non-executive directors’ compensation, payable in four equal quarterly installments, for Fiscal 2014:

Compensation	Fiscal 2014(1)
Board Service
Annual cash retainer	Cdn$80,000
Meeting fee	Cdn$1,500
Annual equity grant	Nil
Committee Service
Annual Chair's retainer for Audit Committee	Cdn$15,000
Annual Chair's retainer for Human Resources & Compensation Committee	Cdn$10,000
Annual Chair’s retainer for Nominating & Corporate Governance Committee	Cdn$5,000
Annual Chair’s retain for Health, Safety & Environmental Committee	Cdn$5,000
Meeting fee	Cdn$1,500
Board Leadership
Annual Lead Director’s retainer	Cdn$20,000
Other
Initial equity grant	Cdn$50,000 (paid in DSUs)
Travel fee (for out-of-province)	Cdn$1,500
Meeting expenses	Reimbursement of expenses
Share ownership
Guideline	3 x annual cash retainer
(1)	Directors can elect to receive all or a portion of their cash remuneration in the form of DSUs (see “Deferred Share Unit Plan” on page 19).

Director Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the non-executive directors of the Corporation during Fiscal 2014 (Dr. Perrott-Humphrey was not a director of the Corporation during Fiscal 2014):

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Graham G. Clow(3)	102,036	47,107	Nil	Nil	Nil	Nil	149,142
Daniel Jarvis	134,283	Nil	Nil	Nil	Nil	Nil	134,283
Tom Kenny(4)	75,083	36,164	Nil	Nil	Nil	Nil	111,247
Ollie Oliveira(4)	76,527	36,164	Nil	Nil	Nil	Nil	112,691
Chuck Strahl	103,961	40,629	Nil	Nil	Nil	Nil	144,589
Noel Harwerth(5)	121,769	Nil	Nil	Nil	Nil	Nil	121,769
(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.
(2)

These amounts represent the initial grants of DSUs converted into United States dollars using the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs. Initial grants of DSUs are only made to new directors of the Board.

(3)	Mr. Clow was appointed as a director of the Corporation on February 15, 2013.
(4)	Tom Kenny and Ollie Oliveira were appointed as directors of the Corporation on July 19, 2013.
(5)	Ms. Harwerth will not be standing for re-election.

The following table sets forth the compensation awarded, paid to or earned by former non-executive directors of the Corporation during Fiscal 2014:

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Matthew W. Barrett(3)	51,499	Nil	Nil	Nil	Nil	Nil	51,499
Micheline Bouchard(3)	51,980	Nil	Nil	Nil	Nil	Nil	51,980
David Carey(4)	-	Nil	Nil	Nil	Nil	Nil	-
Jean-Marc Loubier(3)	50,055	Nil	Nil	Nil	Nil	Nil	50,055
Laurent E. Mommeja(3)	41,392	Nil	Nil	Nil	Nil	Nil	41,392
(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.
(2)

These amounts represent the initial grants of DSUs converted into United States dollars using the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs. Initial grants of DSUs are only made to new directors of the Board.

(3)	Matthew Barrett, Micheline Bouchard, Jean-Marc Loubier and Laurent Mommeja did not stand for re-election in 2013 and accordingly, their terms as directors expired on July 19, 2013.
(4)	Mr. Carey resigned as a director of the Corporation on February 15, 2013.

The breakdown of the fees earned for the non-executive directors in Fiscal 2014, and the percentage of the total fees taken in DSUs, is as follows (all amounts converted into United States dollars using the Average Exchange Rate):

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Directors Standing For Re-Election
Graham G. Clow	77,008	4,813	11,551	5,776	2,888	102,036	(1)	45,483
Daniel Jarvis	77,008	24,065	12,995	12,995	7,220	134,283	(2)	49,454

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Tom Kenny	57,756	N/A	7,220	5,776	4,332	75,083	100	75,083
Ollie Oliveira	57,756	N/A	7,220	5,776	5,776	76,527	100	76,527
Chuck Strahl	77,008	2,407	12,995	5,776	5,776	103,961	(3)	39,828
Former Directors and Director Not Standing for Re-Election
Matthew W. Barrett	38,504	-	5,776	7,220	-	51,499	0	Nil
Micheline Bouchard	38,504	4,813	4,332	2,888	1,444	51,980	0	Nil
David Carey	-	-	-	-	-	-	100	-
Noel Harwerth	77,008	14,439	11,551	10,107	8,663	121,769	25	30,442
Jean-Marc Loubier	38,504	-	4,332	4,332	2,888	50,055	100	50,055
Laurent E. Mommeja	38,504	-	1,444	1,444	-	41,392	100	41,395
(1)

Graham Clow received 25% of his retainer and meeting fees in DSUs from February 15, 2013 until April 30, 2013. Effective May 1, 2013, he elected to receive 50% of his retainer and meeting fees in DSUs.

(2)

Daniel Jarvis received 50% of his retainer and meeting fees in DSUs from February 1, 2013 until October 31, 2013. Effective November 1, 2013, he elected to receive 0% of his retainer and meeting fees in DSUs.

(3)

Chuck Strahl received 25% of his retainer and meeting fees in DSUs from February 1, 2013 until July 31, 2013. Effective August 1, 2013, he elected to receive 50% of his retainer and meeting fees in DSUs.

Deferred Share Unit Plan

The Corporation has had a Deferred Share Unit Plan (the “DSU Plan”) for its directors since 2004.

DSUs granted under the DSU Plan vest immediately, but are only redeemable upon retirement from the Board, or upon death. When a dividend is paid on the Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of the Common Shares. The value of the DSUs credited to a director is payable after he or she ceases to serve as a director of the Corporation. The value is calculated by multiplying the number of DSUs in the director’s account by the market value of a Common Share at the time of payment. With the introduction of the DSU Plan, a decision was made to discontinue stock option grants to the non-executive directors.

Non-executive directors receive an initial grant of $50,000 in DSUs when they are first appointed to the Board. Directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs.

Evaluation of Board Performance

Previously, an annual formal Board, Committee and individual director evaluation, including a peer review, was conducted by having Board members complete a written survey designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its committees and individual directors. The surveys were sent to the Lead Director, and a summary of the responses was compiled. In Fiscal 2014, the Lead Director contacted each director personally to discuss the matters previously set out in the written survey, which formed the basis for a report to the Board.

Share Ownership Guidelines

The share ownership guidelines for directors of the Corporation provide that all directors must within five years of January 12, 2012, or within five years of joining the Board in the case of new directors, have, and retain, share ownership of a minimum of three times the annual cash retainer. One half of such ownership may be in DSUs, but the remaining one half must be in Common Shares.

Robert A. Gannicott is subject to and has complied with the share ownership guidelines for executive officers of the Corporation. Fiona Perrot-Humphrey, Matthew Barrett, Micheline Bouchard, Jean-Marc Loubier and Laurent Mommeja were not directors as of January 31, 2014 and accordingly have not been included in the chart. The following table sets forth the share ownership (including DSUs) of each director in the Corporation as of January 31, 2014:

Directors	Years of Service	Value of Common Shares (Cdn$)(1)	Value of DSUs (Cdn$)(1)	Total (Cdn$)
Graham G. Clow	1 Year	Nil	104,149	104,149
Robert A. Gannicott	21 Years	18,069,891	N/A	18,069,891
Noel Harwerth	6 Years	81,100	362,631	443,731
Daniel Jarvis	6 Years	113,540	634,640	748,180
Tom Kenny	6 months	Nil	126,224	126,224
Ollie Oliveira	6 months	Nil	127,716	127,716
Chuck Strahl	1 Year	Nil	112,032	112,032
(1)

Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2014, being Cdn$16.22. Subsequent to January 31, 2014, Graham G. Clow, Tom Kenny and Chuck Strahl purchased Common Shares of the Corporation in the amount of 2,500, 34,129 and 3,468, respectively.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Award

The following table provides a breakdown of the outstanding share-based awards and option based-awards of the non-executive directors as of January 31, 2014:

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Directors Standing for Re-Election
Graham G. Clow	Nil	N/A	N/A	N/A	N/A	Nil	100,253
Daniel Jarvis	Nil	N/A	N/A	N/A	N/A	Nil	610,904
Tom Kenny	Nil	N/A	N/A	N/A	N/A	Nil	121,503
Ollie Oliveira	Nil	N/A	N/A	N/A	N/A	Nil	122,940
Chuck Strahl	Nil	N/A	N/A	N/A	N/A	Nil	107,842
Former Directors and Director Not Standing for Re-Election
Matthew W. Barrett	Nil	N/A	N/A	N/A	N/A	Nil	-
Micheline Bouchard	Nil	N/A	N/A	N/A	N/A	Nil	506,779
David Carey	Nil	N/A	N/A	N/A	N/A	Nil	-
Noel Harwerth	Nil	N/A	N/A	N/A	N/A	Nil	349,068

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Jean-Marc Loubier	Nil	N/A	N/A	N/A	N/A	Nil	366,727
Laurent E. Mommeja	Nil	N/A	N/A	N/A	N/A	Nil	266,692
(1)

Value attributed to DSUs held by directors on January 31, 2014 based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2014, being Cdn$16.22, converted into United States dollars using the Year-End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a breakdown of the incentive plan awards of the non-executive directors as of January 31, 2014:

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Directors Standing for Re-Election
Graham G. Clow	Nil	47,107	Nil
Daniel Jarvis	Nil	Nil	Nil
Tom Kenny	Nil	36,164	Nil
Ollie Oliveira	Nil	36,164	Nil
Chuck Strahl	Nil	40,629	Nil
Former Directors and Director Not Standing for Re-Election
Matthew W. Barrett	Nil	Nil	Nil
Micheline Bouchard	Nil	Nil	Nil
David Carey	Nil	Nil	Nil
Noel Harwerth	Nil	Nil	Nil
Jean-Marc Loubier	Nil	Nil	Nil
Laurent E. Mommeja	Nil	Nil	Nil
(1)

These amounts represent the initial grants of DSUs converted into United States dollars using the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs. Initial grants of DSUs are only made to new directors of the Board.

Meetings Held and Attendance of Directors

The information presented below reflects meetings of the Board and Committees held and attendance of the directors proposed for election for Fiscal 2014, and for the former directors and director not standing for reelection. Robert A. Gannicott was not a member of any of the Corporation's Committees during the year. Fiona Perrott-Humphrey was not a director of the Corporation in Fiscal 2014.

Summary of Board and Committee Meetings Held

	Scheduled Meetings	Unscheduled Meetings (called on short notice)	Total
Board of Directors	8	2	10
Audit Committee	5	0	5
Nominating & Corporate Governance Committee	4	0	4
Human Resources & Compensation Committee	2	0	2
Health, Safety & Environmental Committee	2	0	2

Summary of Attendance of Director Nominees

	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation	Health, Safety & Environmental
Graham G. Clow	9 of 9	N/A	N/A	2 of 2	2 of 2
Robert A. Gannicott	10 of 10	N/A	N/A	N/A	N/A
Daniel Jarvis	10 of 10	5 of 5	4 of 4	N/A	N/A
Tom Kenny	5 of 5	N/A	N/A	2 of 2	2 of 2
Ollie Oliveira	5 of 5	2 of 2	2 of 2	N/A	N/A
Chuck Strahl	10 of 10	N/A	2 of 2	N/A	2 of 2

Summary of Former Directors and Director Not Standing for Re-Election

	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation	Health, Safety & Environmental
Matthew W. Barrett	5 of 5	3 of 3	2 of 2	N/A	N/A
Micheline Bouchard	4 of 5	N/A	2 of 2	N/A	N/A
Noel Harwerth	9 of 10	5 of 5	N/A	2 of 2	N/A
Jean-Marc Loubier	4 of 5	3 of 3	N/A	N/A	N/A
Laurent E. Mommeja	2 of 5	N/A	1 of 2	N/A	N/A

Directors’ and Officer’s Liability Insurance

The Corporation maintains a directors' and officers' liability insurance program with a total limit of $60,000,000 that is subject to deductibles between $100,000 and $250,000. The policy is renewed annually. The current policy has an annual premium of $591,913 and expires September 30, 2014.

The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for whom the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

Retirement Policy

The Corporation does not have a retirement policy in place for the directors.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is listed on the TSX and on the New York Stock Exchange (the “NYSE”). The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, and the NYSE corporate governance rules as they apply to foreign private issuers. The Canadian Securities Administrators (“CSA”) has also adopted rules relating to audit committees and disclosure of corporate governance practices under National Instrument 52-110 – Audit Committees (“NI52-110”) and National Instrument 58-101 –Disclosure of Corporate Governance Practices (“NI58-101”).

The Corporation has complied with Section 5.1 of NI52-110, and the disclosure required by Form 52-110F1 is included in the Corporation’s Annual Information Form on pages 43 and 44 under “Audit Committee”.

The Corporation has amended its governance practice as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate. The disclosure required pursuant to Form 58-101F1 of NI58-101 is set out in Schedule 1 of this Management Proxy Circular.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the integrity and accuracy of financial statements, compliance with legal and regulatory requirements, the qualifications of the independent auditors and their performance, and the performance of the internal audit function. The Audit Committee serves as an independent and object party to monitor and be custodian of the Corporation’s operational policies, oversees the Corporation’s process for identifying and managing enterprise risk, and reviews and appraises the audit activities of the Corporation’s independent auditors and the internal audit function.

In Fiscal 2014, both the Audit Committee and the Nominating & Corporate Governance Committee reviewed the Audit Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Audit Committee on December 10, 2013, and by the Nominating & Corporate Governance Committee on January 16, 2014. The Charter is attached as Appendix 1 to the Corporation’s Annual Information Form, and is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Audit Committee approved a detailed Work Plan for Fiscal 2014. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

reviewed with management and the independent auditors the Corporation’s Quarterly and Annual Financial Statements and Management’s Discussion and Analysis. The Committee approved the Corporation’s Quarterly Financial Statements and accompanying Management’s Discussion and Analysis, and approved and recommended for approval by the Board the Annual Financial Statement and Annual Management’s Discussion and Analysis;

arranged for and reviewed the reports provided to the Committee by management and the independent auditors on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls;

reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;
reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee’s view to the Board;

reviewed legal and regulatory matters that could have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;

reviewed policies and practices with respect to hedging activities;
met on a regular basis with the independent auditors without management present, and arranged for the independent auditors to be available to attend Committee meetings;

reviewed and discussed with the independent auditors all significant relationships that the independent auditors and their affiliates had with the Corporation and its affiliates in order to determine independence;

reviewed and evaluated the performance of the independent auditors and the lead partner of the independent auditors’ team, made a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Corporation’s shareholders, the terms of engagement of the independent auditors, together with their proposed fees, independent audit plans and results, and the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the independent auditors;

reviewed the Risk & Internal Audit Function Charter and submitted it to the Nominating & Corporate Governance Committee for approval;
reviewed the financial information in the Annual Information Form and submitted it to the Board for approval;
approved the Risk & Internal Audit Function FY15 Proposed Audit Plan; and
approved all financial information and its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2014.

This report has been approved by the members of the Audit Committee: Ollie Oliveira (Chair), Daniel Jarvis and Tom Kenny.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

The primary functions of the Human Resources & Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

In Fiscal 2014, both the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee reviewed the Human Resources & Compensation Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee on January 16, 2014. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Human Resources & Compensation Committee approved a detailed Work Plan for the 2013 calendar year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

reviewed and submitted to the Board:
the Corporation’s overall executive compensation strategy;
the corporate compensation plan and benefit plans including proposed salary ranges, merit increases, annual incentive bonuses, long term incentive awards and any other compensation;
the performance metrics for Fiscal 2014 and the targets and goals for each of those metrics;
the performance of the Chief Executive Officer of the Corporation and his direct reports;

salary increases for the Chief Executive Officer, direct reports to the Chief Executive Officer and officers and employees earning in excess of $250,000;
the base salary merit increase budget for Fiscal 2014;
the recommendation for annual incentive bonuses, long term incentive awards, budgets, organization and manpower plans, and succession planning for the Chief Executive Officer and his direct reports;
the appointment of new officers;
the objectives, performance appraisal and compensation of the Chief Executive Officer;
reviewed the compensation consultant’s performance, approved their re-appointment and established the compensation consultant’s budget;
approved and reported to the Board the terms of new employment contracts with senior management, including termination benefits;
reviewed its performance, and reported to the Board thereon;
reviewed, and recommended to the Board, the “Compensation Discussion and Analysis” included in this Management Proxy Circular; and
approved its report for disclosure in this Management Proxy Circular.

Succession Planning

The Human Resources & Compensation Committee annually reviews and assesses the Talent Management and Development programs to enhance individual effectiveness and preparedness for greater responsibilities. As part of this planning process, the Committee reviews management’s specific plans and updates to the Key Successors Development Plans. Succession planning is conducted for the Chief Executive Officer position and for all employees that are seen to have potential to succeed to selected Vice President positions and up, and recommendations are made to the Board in support of succession planning as deemed appropriate.

Clawback Policy

On January 16, 2014, the Human Resources & Compensation Committees approved a Clawback Policy that permits the Board to require reimbursement of annual and long term incentive compensation if:

1.	Incentive compensation received by the executive (or former executive) was based upon financial results that were materially restated;

2.	The executive engaged in intentional misconduct or fraud that caused or partially caused the need for the restatement; and

3.	The amount of compensation would have been lower had the financial results been properly reported.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2014.

This report has been approved by the members of Human Resources & Compensation Committee: Graham G. Clow (Chair), Daniel Jarvis and Tom Kenny.

REPORT OF THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating & Corporate Governance Committee is to manage the corporate governance system for the Board, to assist the Board in fulfilling its duty to meet the applicable legal, regulatory and self-regulatory business principles and applicable codes of best practice of corporate behaviour and conduct for comparable issuers and to recommend to the Board the director nominees to be put before the shareholders at each annual meeting.

In Fiscal 2014, the members of the Nominating & Corporate Governance Committee reviewed its Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board on January 16, 2014. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Nominating & Corporate Governance Committee approved a detailed Work Plan for the 2013 calendar year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

developed and recommended to the Board a corporate governance system and monitored the effectiveness of the corporate governance system regularly and recommended changes to the Board;
considered the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members;
reviewed Director Self Evaluations;
reviewed the relationship between management and the Board and recommended changes to the Board;
reviewed polices governing Board size, composition, selection criteria, nominating process, succession planning and retirement age;
reviewed director compensation and share ownership and made recommendations to the Board;
developed, reviewed and approved:
Charter for the Audit Committee;
Charter for the Human Resources & Compensation Committee;
Charter for the Health, Safety & Environmental Committee;
Risk & Internal Audit Function Committee Charter;
The Board of Directors Guidelines and Responsibilities;
Chairman and Chief Executive Officer Guidelines and Responsibilities;
Lead Director Guidelines and Responsibilities;
Committee Chairman Guidelines and Responsibilities;
Code of Ethics and Business Conduct;
Policy on Corporate Disclosure, Confidentiality and Employee Trading;
Policy on Insider Trading;
Whistleblower Protection Policy;
Corporate Security Policy;
Corporate Donations Policy;
Corporate Governance Guidelines;
reviewed the DSU policy and awarded DSUs;
prepared for disclosure to shareholders a report which describes the Corporation’s governance practices;
identified individuals qualified to become new directors and recommended to the Board new nominees for election by shareholders based on selection criteria and individual characteristics;
recommended to the Board the allocation and removal of Board members to the various Committees of the Board;
reviewed, approved and reported to the Board on directors and officers insurance;

determined orientation and education programs for new Board members and continued development of all members of the Board;
reviewed its performance, and reported to the Board thereon; and
approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2014.

This report has been approved by the members of the Nominating & Corporate Governance Committee: Daniel Jarvis (Chair), Ollie Oliveira and Chuck Strahl.

REPORT OF THE HEALTH, SAFETY & ENVIRONMENTAL COMMITTEE

The Health, Safety & Environmental Committee was established in July of 2013 and held its first meeting in September of 2013. The mandate of the Health, Safety & Environmental Committee is to assist the Board in fulfilling its responsibilities under its mandate and applicable laws and regulations in respect of environmental, health and safety matters at all projects and properties of the Corporation.

The members of the Health, Safety & Environmental Committee created its Charter in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. The Charter was approved by the Board on January 16, 2014. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Health, Safety & Environmental Committee approved a detailed Work Plan for the 2014 calendar year. The Work Plan prescribes actions to be taken at each of the scheduled meetings of the Committee.

Since its inception, the Health, Safety & Environmental Committee has:

reviewed and recommended to the Nominating & Corporate Governance Committee for approval the charter of the Health, Safety & Environmental Committee;
developed short and long term policies and standards, including the approval of the Sustainable Development Policy and the Crisis and Emergency Management Plan; and
monitored the effectiveness of the Corporation’s health, safety and environmental systems.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2014.

This report has been approved by the members of the Health, Safety & Environmental Committee: Chuck Strahl (Chair), Tom Kenny and Graham G. Clow.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, the Chief Financial Officer, the former Group Chief Financial Officer, and the three other most highly compensated executive officers, during the most recently completed financial year (collectively, the “Named Executive Officers”). For Fiscal 2014, our Named Executive Officers were:

Robert A. Gannicott, Chief Executive Officer of the Corporation
Wendy Kei, Chief Financial Officer of the Corporation
Brendan Bell, President of Dominion Diamond Holdings Ltd. (“DDHL”)
Chantal Lavoie, President of Dominion Diamond Ekati Corporation (“DDEC”)
James R.W. Pounds, President of Dominion Diamond Marketing Corporation (“DDMC”)
Cyrille Baudet, former Group Chief Financial Officer of the Corporation

In reading this Compensation Discussion and Analysis, the reader should be aware of the effect of the Swatch Transaction. On the completion of the Swatch Transaction, 619 of the Corporation’s then total of 708 employees were no longer employees of the Corporation and ceased to participate in the Corporation’s compensation program (including Cyrille Baudet). The reader should also be aware of the effect of the Ekati Transaction. At that time, the Corporation was obligated to assume certain compensation programs previously instituted by the vendor, and now must consider integrated compensation programs for its approximately 771 new employees. As a result of these two transactions, the Corporation exited from the luxury retail business, and became an operating mining company, producing and marketing diamonds. Accordingly, there have been significant changes to the Corporation’s compensation programs.

Executive Summary

1.	Fiscal 2014 Financial Performance

The Corporation’s executive compensation program and compensation of the Named Executive Officers are tied to the performance of the Corporation. The Named Executive Officer’s performance is measured based on health and safety, carat production and cost per tonne for the Ekati Diamond Mine along with consolidated operating profit, which includes the Diavik Mine.

2.	Key Compensation Actions for Fiscal 2014

Developed a 19 company comparator group of mining companies (the “Comparator Group”) ranging from one third to three times the asset size of the Corporation, with the Corporation positioned at approximately the median of the group, for benchmarking compensation;

Benchmarked Named Executive Officer compensation relative to the Comparator Group;
Reviewed annual and long term incentive compensation design, metrics and structure ;

Retained a “profit cap” for executive bonuses to better reflect affordability and the application of a rigorous pay-for-performance design; aggregated executive bonuses may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period;

Reviewed succession and development plans to ensure that the Corporation has the talent to deliver its business objectives in the immediate and long-term future; and
Reviewed the Corporation’s compensation policies and practices to ensure that they do not encourage inappropriate risk taking.

3.	Highlights of the Chief Executive Officer’s Performance and Compensation for Fiscal 2014

Given the financial results referenced above and the two transformative transactions completed by the Corporation in Fiscal 2014, the Human Resources & Compensation Committee determined that the CEO’s annual incentive award should be paid out at 89.5% of target and, in addition, awarded the CEO a one-time incentive of $700,305 for completion of the Swatch Transaction. The CEO was awarded long term incentive compensation in Fiscal 2014 in the form of options which vest over three years and have a five year term. Options have value only to the extent that share price increases, aligning the interests of the CEO with the interests of shareholders.

Compensation Governance: Senior Officers’ Compensation

The Human Resources & Compensation Committee recommends the senior officers’ compensation to the Board for approval. The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors, namely, Graham G. Clow (Chair), Daniel Jarvis and Tom Kenny. Noel Harwerth was a member of this committee for part of Fiscal 2014. The biographies of the directors can be found on pages 11 to 15 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”). The Human Resources & Compensation Committee’s responsibilities are set out in the Work Plan of the Committee. A list of these responsibilities can be found on pages 24 and 25 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

To ensure the Human Resources & Compensation Committee has the expertise to carry out its mandate, the Nominating & Corporate Governance Committee determines appropriate orientation and education programs for new Board and Committee members and the continued development of all members of the Board. All of the Committee members have gained experience in human resources and compensation matters; specifically, the Committee members have the following skills:

Human resources – experience with benefit, pension and compensation programs (in particular, executive compensation);
Risk management – knowledge and experience with internal risk controls, risk assessments and reporting; and
Executive leadership – experience as senior executive/officer of a public company or major organization.

In addition, continuing education helps the Committee members keep abreast of industry developments and changing governance issues and requirements. The following is a list of the internal and external conferences, seminars, courses and site tours that our Committee members attended during the year:

Updates and presentations by Meridian;
Current developments presentations by KPMG LLP;
Site visits to the Toronto and Northwest Territories sorting facility; and
Site visits to the Diavik and Ekati Diamond Mines.

The following topics will be presented in Fiscal 2015:

An overview of the political landscape;
The process of diamond marketing;
New mining methods; and
Legal and governance education, such as the responsibility of directors in a public company.

Independent Consultant

The Human Resources & Compensation Committee engaged Meridian as an independent consultant to provide the Committee with support on determining levels of executive compensation. Meridian has provided such services since February 1, 2010, including:

Compensation philosophy validation;
Market data and other market intelligence, including benchmarking analysis of executive pay levels;
Compensation plan design support;
Governance and regulatory practices/requirements input; and
Assistance in facilitating the management of executive compensation and the execution of the Committee’s mandate.

In addition to Meridian as the main compensation consultant, the Human Resources & Compensation Committee also retained Mercer (Canada) Limited (“Mercer”) to carry out a review of comparator companies.

The decisions made by the Human Resources & Compensation Committee are the responsibility of the Human Resources & Compensation Committee, and may reflect factors and considerations other than the information and recommendations of the Human Resources & Compensation Committee’s independent consultant.

Fees paid to Meridian during Fiscal 2014 and 2013 were as follows:

	Fiscal 2014 (Cdn$)(1)	Fiscal 2013 (Cdn$)(1)
Executive Compensation-Related Fees(2)	136,455	173,643
All other Fees	Nil	Nil
Total Fees	136,455	173,643
(1)	Fees inclusive of GST/HST.
(2)	Includes executive compensation work and review and design of non-executive directors’ compensation for the Nominating & Corporate Governance Committee.

Meridian did not perform any other services for the Corporation, its affiliated or subsidiary entities, or any of its directors or members of management during the foregoing fiscal periods. The Human Resources & Compensation Committee confirms annually the independence of its advisor and reviews whether the work provided by the independent consultants raises any conflict of interest. The Human Resources & Compensation Committee determined that neither Meridian nor Mercer had any such conflicts in Fiscal 2014 and also determined that they were independent.

Compensation Philosophy and Strategy

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation’s shareholders.

The Corporation’s compensation programs are designed to reward individual and corporate performance with compensation that has mid and long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Components of Compensation

The compensation program for Fiscal 2014 was comprised of the following main components.

Corporate Compensation Program at a glance
Component	What it pays for	How it is determined
Base salary	Fixed compensation to reflect	Market competitive
	market competitive base pay	Confirmed near beginning of year
Attract/retain key talent
STIP (annual incentive bonus)	Variable compensation that	Market-based percentage of salary
	rewards individual contribution to	Target/goals confirmed near
	corporate performance and	beginning of year, final amount
	achievement of individual	determined at year-end based on
	objectives	performance
LTIP (long-term incentive)	Variable compensation	Initially based on multiple of salary
	Rewards long-term shareholder	and market competitive practice
	value creation	Awards adjusted based on
	Provides for retention	changes in equity value and share
price
Benefits	Indirect compensation	Market competitive
Attract/retain key talent

Corporate Compensation Program at a glance
Component	What it pays for	How it is determined
Share Ownership	Rewards for financial market	Share ownership guidelines
performance
Aligns interest with those of
shareholders

Mix of Compensation Elements

To support a strong pay-for-performance orientation, linking each executive’s compensation to the achievement of business results, the Corporation’s compensation strategy provides an appropriate balance of fixed and variable (at-risk) compensation with cash and share-based awards, and short and long term incentives. The overall weighting of total compensation elements reflects the degree to which executives at each level of the Corporation’s organizational structure are expected to assume greater compensation risk and reward, reflected by increasing levels of variable compensation. Executives at all levels of the Corporation’s organizational structure have a mix of fixed and variable compensation with executives at the higher levels of the Corporation’s organizational structure having more compensation at risk and, therefore, receive higher resulting rewards when corporate performance exceeds targets and lower awards when performance falls short of targets. The charts below illustrate the estimated mix of fixed and variable compensation at target (excluding benefits) for the Chief Executive Officer and all other executives relative to market:

Fiscal 2014 Target Total Compensation Distributions vs. Market Median

Compensation Peer Group

In January 2014, based on advice from its independent consultant, Meridian, the Human Resources & Compensation Committee reviewed and approved a new compensation peer group, designed to reflect the significant change in the Corporation’s business as a result of the Swatch Transaction and Ekati Transaction.

The peer group includes direct competitors for talent, especially for industry specific roles among publicly traded Canadian companies in the businesses of precious metals and minerals and gold, diversified metals and mining. The peer group is limited to companies with operating mines, and North American operations. When the compensation peer group was developed in the fall of 2013, the peer companies were roughly 1/3x to 3x the Corporation’s size in terms of assets, which is a proxy for complexity in capital intensive businesses like mining, with revenue used as a secondary size reference; and the Corporation was positioned at approximately the median of the comparator group in terms of assets and market capitalization, and the 60th percentile in terms of revenue.

It is important to note that there are no size appropriate diamond mining, processing and marketing companies in North America, so the peer group does not include companies that have comparable executive positions to those at the Corporation which require specific and unique diamond mining, processing and marketing expertise. Accordingly, the Human Resources & Compensation Committee and its advisors were not able to directly benchmark compensation practices for executives with these very specialized skills. The companies in the peer group are as follows:

6 Precious Metals & Minerals	6 Diversified Metals & Mining	7 Gold Companies
Dundee Precious Metals Inc. Franco-Nevada Corporation Katanga Mining Limited Pan American Silver Corp. Silver Standard Resources Inc. Silver Wheaton Corp	Capstone Mining Corp. HudBay Minerals Inc. Lundin Mining Corporation Nevsun Resources Ltd. Taseko Mines Limited Thompson Creek Metals Company Inc.	Alamos Gold Inc. Argonaut Gold Inc. AuRico Gold Inc. Centerra Gold Inc. Eldorado Gold Corporation New Gold Inc. OceanaGold Corporation

Competitive Positioning of Compensation

The Corporation’s intent is to provide appropriate total compensation opportunities that are competitive with the market in which the Corporation competes for talent, including specific recognition for skills and experience related to diamond mining, processing and marketing.

Meridian regularly provides competitive benchmarking information to the Human Resources & Compensation Committee as a key input for the Committee to assess the competitive level of Named Executive Officer compensation. The Human Resources & Compensation Committee has determined that compensation is at an appropriate level, particularly in light of the Corporation’s decision to base the head office in Yellowknife, Northwest Territories.

Determination of Compensation

The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

Management’s primary objective is to maximize long term shareholder value;
Compensation should be competitive with the external market and provide for internal equity;
Pay for executive officers should be closely linked with performance; and
Compensation should support recruitment and retention of key employees.

Performance of the Named Executive Officers is considered in determining base salary increases, annual incentive awards, and long term incentive awards.

1.     Base Salaries – An important element of the Corporation’s compensation program is base salary. A competitive base salary is necessary to retain qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by market survey data and internal equity.

Any increase to the base salary of the Chief Executive Officer is determined by the Board, based on recommendations from the Human Resources & Compensation Committee. The Human Resources & Compensation Committee determines whether any increases to the base salary of the other Named Executive Officers are appropriate.

For Fiscal 2014, management recommended, and the Human Resources & Compensation Committee agreed, that there would not be any increases in salary for the Named Executive Officers, except increases to the base salaries of Brendan Bell and Wendy Kei in connection with their promotions.

2.     Annual Incentives – A key objective of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of annual incentive awards. Target annual incentive award is 100% of base salary for the CEO and 50% of base salary for other Named Executive Officers. The annual incentive award can range from no bonus to a maximum of 120% of the target award based on performance achieved. In addition, aggregate executive bonuses as initially determined based upon the metrics applicable to the various executives are not allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period (the “Profit Cap”).

70% of the actual annual incentive or bonus compensation for the Named Executive Officers is determined on the basis of an overall assessment of the achievement of consolidated financial targets, and the remainder is based on individual performance.

Named Executive Officers - The performance of each Named Executive Officer is measured against the goals, objectives and standards set annually by the Human Resources & Compensation Committee, in consultation with the Chief Executive Officer. The metrics used for the Named Executive Officers in Fiscal 2014 were based on: (a) consolidated operating profit; (b) consolidated free cash flow; and (c) individual objectives.

Given that Fiscal 2014 was both a transitional and transformational year with the closing of the Swatch Transaction and Ekati Transaction, the bonus for each Named Executive Officer was paid at 89.5% of target. For Fiscal 2015, the Corporation has redesigned its annual incentive program to align with its business strategy and mining company practices. See “Fiscal 2015 Changes to Compensation Policies and Practices” on page 34 of this Management Proxy Circular for a detailed discussion of the Fiscal 2015 annual incentive plan structure.

3.     Long Term Incentives – The Corporation’s long term incentive (“LTI”) plan is currently comprised of stock options (“Options”), restricted share units settled in cash (“Cash RSUs”) and restricted share units settled in shares issued from treasury (“Share RSUs”) (collectively “RSUs”). The objective of the LTI plan is to provide multi-year awards which are: market-based; fair and equitable to the executives of the Corporation; simple to administer; and, understandable to the recipient.

The initial determination of an LTI award for a Named Executive Officer is made by the Human Resources & Compensation Committee, based on the executive’s salary multiplied by an appropriate LTI multiplier. In Fiscal 2014, the Human Resources & Compensation Committee applied multipliers for the Named Executive Officers (other than the Chief Executive Officer) ranging from 1.0x to 1.4x base salary. The CEO’s LTI is determined by the Human Resources & Compensation Committee taking into account market practice, sustained performance, internal equity and seniority. The LTI multipliers are derived from current North American market competitive practices for comparable executive levels based on market analysis conducted by Meridian, with consideration also for the long term performance of the executive, internal equity and the Corporation’s organizational structure.

Once the LTI dollar value for a Named Executive Officer is settled, the Human Resources & Compensation Committee determines what portion of the award is to be made in each of Options and RSUs. The number of Options to be awarded is determined by dividing the dollar value of compensation to be provided in Options, by the Black Scholes value of each Option. The number of RSUs to be awarded is determined by dividing the dollar value of compensation to be provided in RSUs by the price of a Common Share of the Corporation.

Once the initial determination is made, the executive receives awards, the value of which depends on changes in the Corporation’s share price from the time the award was made to the time of payment and vesting. Options and RSUs both vest equally over a period of three years. Earlier vesting also occurs in the case of death, retirement or Change of Control. The Human Resources & Compensation Committee annually reviews all long term incentive plans of the Corporation, including the LTI plans, and reports to the Board on suggestions to modify such plans, as appropriate. When considering the making of a new grant under the Corporation’s LTI plans, the Human Resources & Compensation Committee takes into account previous grants made under such plans.

In Fiscal 2014, Options to acquire a total of 435,000 Common Shares were granted to the Chief Executive Officer of the Corporation at an exercise price of $13.19 per share. Such option grant represents 0.5% of the outstanding shares of the Corporation on January 31, 2014. These Options have a five year term, and will vest rateably over the three years following the date of grant (September 9, 2013), the first tranche vested on March 31, 2014. The amount of the option grant was determined by the Human Resources & Compensation Committee, and approved by the Board, with reference to a market-based economic value based on a value of the grant using the Black-Scholes valuation model. In particular, the award size determination considered the Chief Executive Officer’s contribution to the Corporation’s performance and unique skill in the diamond sector.

Additional information regarding the Corporation’s Stock Option Plan can be found on pages 44 and 45 of this Management Proxy Circular (see “Securities Authorized for Issuance under Equity Compensation Plans”).

4.     Benefits – Benefits for the Named Executive Officers, including life insurance, health and dental plans, and short and long term disability plans, and defined contribution retirement plans are maintained at a level that is considered competitive and similar to what all employees receive (see “Pension Plan Benefits and Deferred Compensation Plan” on page 41 of this Management Proxy Circular).

Fiscal 2015 Changes to Compensation Policies and Practices

(a)     Base Salaries - For Fiscal 2015, the Human Resources & Compensation Committee determined not to make salary increases for any of the Named Executive Officers.

(b)     Annual Incentives –The Corporation made significant changes to its annual incentive plan for Fiscal 2015. In particular, for the Named Executive Officers, performance is weighted 75% based on the achievement of corporate metrics, and 25% based on the achievement of personal key performance indicators. The maximum payout under the annual incentive plan is increased from 120% of target to 150% of target, to provide greater upside leverage for the achievement of superior results. The corporate metrics and weighting are as follows:

Metric	Weighting
Financial—Operating and Maintenance and Capital Expenses relative to Budget	40%
Production-- Value tons to plan	40%
Safety-- Reduction in All injury frequency rate (AIFR)	10%
Socio-economic-- Northern employment	10%

(c)     Long Term Incentives – The LTI awards made to the Named Executive Officers for Fiscal 2015 were made 50% as Share RSUs, which cliff vest three years after the grant, and 50% as Options, which vest rateably one third per year over the three years after grant.

Share Ownership Guidelines

The Corporation introduced Share Ownership Guidelines for selected executive officers in Fiscal 2013 to further align the interests of senior executives with the interests of shareholders. These guidelines apply to all of the Named Executive Officers. The guidelines, as outlined in the table below, can be complied with through the ownership of shares outright (by the executive and immediately family members residing in the same household), and Share RSUs issued as part of an executive’s long-term compensation (whether vested or not).

Executive Level	Guideline
Chairman and Chief Executive Officer	5 x annual base salary
Presidents of Subsidiaries	1.5 x annual base salary
Chief Financial Officer	1.25 x annual base salary

Guidelines are expressed and determined as a multiple of an executive’s base salary. Participants are required to achieve their assigned guidelines within five years of becoming subject to the guidelines. If a participant’s guideline increases because of a change in title, a five year time frame to achieve the incremental guideline begins in January following the year of the title change.

In April, 2014, the Human Resources & Compensation Committee approved an increase in the ownership requirement for Presidents to 1.5 x annual base salary. The Human Resources & Compensation Committee regularly reviews share ownership guidelines and, with advice from its independent consultant, Meridian, ensures that its practices meet appropriate governance standards. The Committee may, in its sole discretion, impose such conditions, restrictions or limitations on any executive as it determines appropriate in order to achieve the underlying purposes of these guidelines.

As of the date of this Management Proxy Circular, only the Chief Executive Officer of the Corporation has achieved the ownership guidelines. The other remaining Named Executive Officers have until 2019 to achieve the guidelines. The current guidelines and share ownership for each of the Named Executive Officers is set out below:

Executive	Target Ownership (multiple of base salary)	Ownership as at January 31, 2014 (Cdn$)(1)	Meets Ownership Requirements
Robert A. Gannicott	5.0 X	18,069,891	Yes
Wendy Kei	1.25 X	4,071	Has until 2019 to achieve increased ownership
Brendan Bell	1.5 X	4,071	Has until 2019 to achieve increased ownership
Chantal Lavoie	1.5 X	4,201	Has until 2019 to achieve increased ownership
James R.W. Pounds	1.5 X	4,071	Has until 2019 to achieve increased ownership
(2)	Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2014, being Cdn$16.22.

Other Compensation Policies of the Corporation

Change of Control
The selection of the events that trigger payment to a Named Executive Officer in the event of a Change of Control are negotiated and documented in each employment contract, with the attempt to balance the protection of the executive upon a Change of Control with the continuation of employment of the executive in the event such a Change of Control occurs. As noted on pages 42 and 43 of this Management Proxy Circular under the heading “Termination and Change in Control Benefits”, there are certain circumstances that trigger payment, vesting of stock options or RSUs, or the provision of other benefits to a Named Executive Officer upon termination and Change of Control.

Risk
In Fiscal 2014, the annual compensation related risk assessment was conducted by the Committee’s independent consultant, Meridian, with input from management. The assessment was based on a scorecard that reviewed 52 factors across the following four categories:

Pay philosophy and governance
Pay mix, structure and balance
Performance metrics
Risk mitigation practices

The Human Resources & Compensation Committee concluded that the pay programs and policies reflected in the review are not reasonably likely to have a material adverse effect on the Corporation, its business and its value. In particular, the capital intensive nature of the business, with its long term investment cycle, makes it difficult for management to significantly influence share price based on controllable short term factors.

The report prepared by the independent consultant, noted the following design features of the Corporation’s compensation programs and its policies and practices that mitigate compensation risk.

Program Structure (at target)

■	There is a good mix of fixed and variable compensation and short and long term incentives. The CEO’s total direct compensation mix is:

Salary—20%
Short term incentive—20%
Long term incentive—60%

■	Awards to Named Executive Officers under the Corporation’s annual incentive plan are based on company-wide financial and qualitative measures, which ensure that incentives cannot be achieved “at any cost”.

■	Payouts for the Named Executive Officers under the annual incentive plan are determined by the Committee and are capped at 120% of target and also on an aggregate basis at a maximum of 10% of operating profit.

■	Options and RSUs are awarded annually and vest one third per year, which provides an overlap of vesting periods which addresses longer “tail” risks. This overlapping of vesting periods combined with Named Executive Officers’ share ownership requirements maintains their exposure to the risks of their decision making through their unvested share based awards.

Compensation Risk Mitigation

■	The Corporation does not have a culture of hiring or promoting excessive risk takers.

■	The Corporation has adopted a Code of Business Conduct and a Whistleblower Protection Policy.

Committee and Process

■

The Committee is comprised entirely of independent directors, it engaged Meridian to review the risks associated with its compensation programs, it exercises discretion in determining equity based awards and it reviews the payouts under the annual incentive program.

■

Daniel Jarvis and Tom Kenny are currently members of both the Audit Committee and the Human Resources & Compensation Committee. This crossover ensures that the Human Resources & Compensation Committee has a deep understanding of the Corporation’s enterprise risks and financial results when making its decisions respecting compensation.

■	The Audit Committee is responsible for reviewing enterprise risks and significant financial risks and exposures and for monitoring the management of these risks.

■

The Human Resources & Compensation Committee is responsible for evaluating compensation related risk and for reviewing incentive compensation arrangements to confirm that incentive pay does not encourage inappropriate or excessive risk taking.

■	The Human Resources & Compensation Committee reviews executive succession planning at least annually.

Hedging Prohibition
Under the Corporation’s Insider Trading Policy, officers, directors and employees shall not engage in short-term, speculative transactions involving the Corporation’s securities, including hedging, short sales and buying or selling put or call options or other derivative securities relating to the Corporation’s shares. In the Corporation’s view, such trading is an activity more normally associated with “professional” traders and is, therefore, inconsistent with an insider’s role with, and duties to, the Corporation.

Compensation Clawback
The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, and the rules adopted by the Securities Exchange Commission (“SEC”) pursuant to that Act. The Human Resources & Compensation Committee adopted a Clawback Policy on January 16, 2014. (See page 25 for full disclosure of the Clawback Policy)

Discretion
The Human Resources & Compensation Committee has the authority to set performance measures and targets in relation to incentive programs for executives. It also has the general authority to amend such measures and targets, and the measurement of results to reflect business conditions, circumstances, and events not predicted when setting targets. The application of this authority is at the sole discretion of the Committee. In addition, the Committee does make some qualitative assessments of the individual performance and achievement of personal goals in incentive programs (e.g. assessment of non-financial goals).

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and considering a $100 investment in Common Shares on January 31, 2009). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding fiscal year, through and including the end of the Corporation's most recently completed fiscal year.

Cumulative Value of $100 Invested

Fiscal Years ended January 31st	2009	2010	2011	2012	2013	2014
Dominion Diamond Corporation	$4.88	$9.83	$10.83	$11.73	$14.72	$16.22
Value of $100 Investment	$100.00	$201.43	$221.93	$240.37	$301.64	$332.38
S&P/TSX Composite	22,287.88	29,360.52	36,840.37	34,759.27	36,500.63	40,663.61
Value of $100 Investment	$100.00	$131.73	$165.29	$155.96	$163.77	$182.45
(1)	All Dollars Amounts referenced in the performance graph are in Canadian Dollars.

A significant portion of Named Executive Officers’ compensation is performance based and in the form of share based long term incentives. Accordingly, the value of pay received by the Named Executive Officers is closely aligned with share performance.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers, during Fiscal 2014, Fiscal 2013 and Fiscal 2012.

Name and Principal Position	Year Ended January 31st	Salary (US$)	Share- Based Awards (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- Term Incentive Plans
Robert A. Gannicott	2014	986,620	-	2,164,761	1,528,061(3)	-	-	-	4,679,442
Chief Executive Officer	2013	997,805(2)	-	1,888,335	1,002,707	-	-	-	3,888,850
	2012	1,009,269	-	2,378,498	921,527	-	-	-	4,309,294
Wendy Kei(4)	2014	326,697	332,337(5)	-	374,073(3)	-	-	100,463(6)	1,133,570
Chief Financial Officer	2013	276,725	194,725(5)	-	112,303	-	-	11,719	595,472
	2012	225,572	137,652(5)	-	100,052	-	-	11,329	474,605
Brendan Bell(7)	2014	265,426	664,801(5)	-	159,473(3)			70,047(8)	1,159,747
President of DDHL				-
				-

Name and Principal Position	Year Ended January 31st	Salary (US$)	Share- Based Awards (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- Term Incentive Plans
Chantal Lavoie(9)	2014	332,858	797,711(5)	-	141,354(3)			127,571(10)	1,399,494
President of DDEC				-
				-
James R.W. Pounds	2014	571,253	792,850(5)	-	344,681(3)	-	-	-	1,708,784
Executive Vice-President,	2013	577,729(2)	805,597(5)	-	290,284	-	-	-	1,673,610
President of DDMC	2012	584,367	694,587(5)	-	213,425	-	-	-	1,492,379
Cyrille Baudet(11)	2014	44,423	-	-					44,423
Former Group	2013	373,957	301,083(5)	-	-	231,000	-	15,000(12)	921,040
Chief Financial Officer	2012	247,866	210,326(5)	-	118,298	140,000	-	74,036(12)(13)	790,525
(1)

For the options granted on April 7, 2011, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 2.41%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$16.70, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant. For the options granted on April 23, 2012, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 1.17%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$14.00, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant. For the options granted on September 3, 2013, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 1.68%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$13.19, being the closing price of the Common Shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant.

(2)	Converted into United States dollars at the Average Exchange Rate.
(3)

Converted into United States dollars at the Year-End Exchange Rate. Given the significant effort required by management to complete both the Swatch Transaction and the Ekati Transaction in Fiscal 2014 and the positive and transformational nature of these transactions, the Human Resources & Compensation Committee determined to award transactional bonuses to the following Named Executive Officers, which are included as part of the Annual Incentive Plan amounts listed above: Robert A. Gannicott ($700,305), Wendy Kei ($233,435), Brendan Bell ($46,687) and James R.W. Pounds ($105,046).

(4)	Ms. Kei was appointed Chief Financial Officer on March 26, 2013.
(5)

The table below shows the long term incentive awards outstanding for each Named Executive Officer, and the value of the RSUs at January 31, 2014 converted as applicable into United States dollars at the Year-End Exchange Rate. Details of the Long Term Incentive Plans can be found on pages 33 and 34 of this Management Proxy Circular (see “Long-term Incentives”).

LONG TERM INCENTIVES OUTSTANDING AS OF JANUARY 31, 2014

Name	Number of RSUs	Value of RSUs (US$)	LTI Awards (US$)
Robert A. Gannicott	N/A	N/A	N/A
Wendy Kei	37,609	547,691	N/A
Brendan Bell	51,970	756,827	N/A
Chantal Lavoie	62,360	908,134	N/A
James R. W. Pounds	112,533	1,638,791	N/A
Cyrille Baudet	N/A	N/A	N/A

The table below shows the long term incentive awards granted in Fiscal 2014. The payout value of the RSUs will be based upon the 5 day average closing price of the Common Shares prior to the payout date, and will include accumulated dividend equivalents automatically credited.

LONG TERM INCENTIVE AWARDS GRANTED IN FISCAL 2014

Name	RSUs Granted	Period until Payout
Wendy Kei	25,980	8,660 on March 31, 2014 8,660 on March 31, 2015 8,660 on March 31, 2016
Brendan Bell	51,970	17,324 on March 31, 2014 17,323 on March 31, 2015 17,323 on March 31, 2016
Chantal Lavoie	62,360	20,787 on March 31, 2014 20,787 on March 31, 2015 20,786 on March 31, 2016
James R. W. Pounds	61,980	20,660 on March 31, 2014 20,660 on March 31, 2015 20,660 on March 31, 2016

RSUs granted in Fiscal 2012 vest one-third on March 31, 2012, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$16.39 on April 7, 2011 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to April 7, 2011 converted at the Year-End Exchange Rate. RSUs granted in Fiscal 2013 vest one-third on March 31, 2013, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$14.60 on April 4, 2012 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to April 4, 2012 converted at the Year-End Exchange Rate. RSUs granted in Fiscal 2014 vest one-third on March 31, 2014, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$13.47 on September 2, 2013 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to September 2, 2013 converted at the Year-End Exchange Rate.

(6)	This amount includes northern living allowance, relocation allowance, travel allowance, and the Corporation’s deferred profit sharing match.
(7)	Mr. Bell was appointed the President of Dominion Diamond Holdings Ltd. on July 8, 2013.
(8)	This amount includes northern living allowance, northern travel allowance, housing allowance and the Corporation’s deferred profit sharing match
(9)	Mr. Lavoie was appointed the President of Dominion Diamond Ekati Corporation on July 1, 2013.
(10)	This amount includes northern living allowance, site allowance, housing allowance, relocation allowance and the Corporation’s contributions to defined contribution plan
(11)	Mr. Baudet resigned as the Group Chief Financial Officer on March 26, 2013.
(12)	Includes contribution to the defined contribution 401(k) plan of Harry Winston Inc. (“HWI”).
(13)	This amount includes housing benefit and relocation allowance for Mr. Baudet.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as at January 31, 2014

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)(2)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Robert A. Gannicott	110,000	37.21	04/07/2014	0	-	-	-
	416,000	3.39	04/07/2019	4,646,151
	300,000	11.09	09/07/2020	1,042,346
	350,000	14. 99	04/07/2016	0
	350,000	12.57	11/12/2017	697,591
	435,000	11.84	09/09/2018	1,183,345
Wendy Kei	25,000	37.21	04/07/2014	0	37,609	547,691	-
	8,250	3.39	04/07/2019	92,141
Brendan Bell	N/A	N/A	N/A	N/A	51,970	756,827	-
Chantal Lavoie	N/A	N/A	N/A	N/A	62,360	908,134	-
James R.W. Pounds	207,000	3.39	04/07/2019	2,311,907	112,533	1,638,791	-
Cyrille Baudet	N/A	N/A	N/A	N/A	N/A	N/A	N/A
(1)

Share-based awards represent outstanding RSUs. The payment value of the RSUs is based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2014, of Cdn$16.22 converted into United States dollars at the Year End Exchange Rate.

(2)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year End Exchange Rate.
(3)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2014, of Cdn$16.22 converted at the Year End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert A. Gannicott	249,127	-	1,528,061
Wendy Kei	-	162,063	374,073
Brendan Bell	-	-	159,473
Chantal Lavoie	-	-	141,354
James R.W. Pounds	-	792,585	344,681

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Cyrille Baudet	-	184,256	-

Pension Plan Benefits and Deferred Compensation Plan

No Named Executive Officer is a member of a defined benefit pension plan.

No Named Executive Officer, except Mr. Lavoie, is a member of the Corporation's Canadian registered defined contribution plan whereby the Corporation matches an employee's contribution to his or her registered retirement savings plan to a maximum of 3% and contributes 8% of the employee's earnings up to 2.5 times the year’s maximum pensionable earnings and 12% of the employee’s earnings in excess of 2.5 times the year’s maximum pensionable earnings. An amount up to the maximum contribution limits under the Income Tax Act (Canada) is contributed to the Corporation's registered defined contribution pension plan and any amounts in excess of the contribution limit is contributed to the Corporation's Supplementary Pension Plan Fund. Mr. Lavoie reached the maximum limit under the Income Tax Act (Canada) and earned an amount paid into Corporation's Supplementary Pension Plan Fund.

Ms. Kei and Mr. Bell are members of the Corporation’s Canadian deferred profit sharing plan whereby the Corporation matches an employee’s contribution to his or her registered retirement savings plan to a maximum of 6% of the employee’s salary and subject to the maximum contribution limits under the Income Tax Act (Canada).

Named Executive Officers in the United States were eligible to participate in the HWI defined contribution plan, which was a qualified 401(k) plan. Under the 401(k) plan, the United States Named Executive Officers were allowed to contribute up to 6% of their salary, to a maximum of $17,000 for the 2012 calendar year. The executive’s contributions were matched, subject to IRS limits of compensation that can be taken into account for employer matching. For the 2012 calendar year, that amount was capped at $250,000, rendering the maximum contribution allowed for Named Executive Officers in the United States at $15,000.

The following table outlines the change in value of the defined contribution plan holdings of the Named Executive Officers over the course of Fiscal 2014.

Defined Contribution Plans

Name	Accumulated Value at February 1, 2013 (US$)	Compensatory (US$)(1)(3)	Accumulated Value at January 31, 2014 (US$)(2)
Robert A. Gannicott	-	-	-
Wendy Kei	-	-	-
Brendan Bell	-	-	-
Chantal Lavoie	0	42,337	49,353
James R.W. Pounds	-	-	-
Cyrille Baudet	45,619	0	Nil
(1)	Contribution by HWI to defined contribution 401(k) plan of HWI.
(2)	Includes investment earnings and employee contributions during Fiscal 2013. During Fiscal 2014, Mr. Baudet, contributed $17,000 to the plan.
(3)	Contribution by Dominion Diamond Ekati Corporation to defined contribution plan.

Furthermore, key executives in the United States were eligible to participate in HWI’s deferred compensation plan, under which a participant could elect to defer salary, sales commission, and incentive compensation or bonus.

Termination and Change in Control Benefits

The Corporation has entered into employment agreements with Robert A. Gannicott, Wendy Kei, James R. W. Pounds, Chantal Lavoie and Brendan Bell. The following table sets out five scenarios of termination and explains the compensation that would be paid to the Named Executive Officers in event of such termination:

Compensation Element	Resignation	Termination with Cause	Termination Without Cause(1)	Retirement	Change in Control
Base Salary	Ends immediately	Ends immediately	As negotiated, paid in lump sum, generally within 5 business days of termination	Ends immediately	As negotiated
Annual Incentives (Bonus)	Entitled to unpaid Bonus	Forfeited	As negotiated, paid in lump sum, generally within 5 business days of termination	Entitled to unpaid Bonus	As negotiated
Long Term Incentives Stock Options	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Options become fully vested
Long Term Incentives RSUs	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Unvested RSUs which would have vested within one year of a Change in Control will vest immediately, balance continue to vest and be payable in accordance with Plan.
Benefits(2)	None	None	Coverage as negotiated	None	Coverage as negotiated
(1)	The following table sets out the amount to be paid to the Named Executive Officers upon termination or a triggering event as of January 31, 2014:

Named Executive Officer	Type of Termination or Triggering Event	Payment
Robert A. Gannicott	Termination without just cause, or if he elects to terminate his agreement within six months of a Change in Control

(a) A payment equal to three times his then current annual salary; and (b) an amount equal to three times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

Wendy Kei	Termination without just cause, or if she elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

Until July 29, 2015: (a) a payment equal to one times her then current annual salary; and (b) an amount equal to one times the greater of: (i) her last year’s bonus; or (ii) the average of her bonuses for the last two fiscal periods. After July 29, 2015: (a) a payment equal to two times her then current annual salary; and (b) an amount equal to two times the greater of: (i) her last year’s bonus; or (ii) the average of her bonuses for the last two fiscal periods.

Brendan Bell	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

Named Executive Officer	Type of Termination or Triggering Event	Payment
Chantal Lavoie	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

James R. W. Pounds	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

(A) Which is generally defined as events which constitute a constructive termination.
(2)	The executive employment agreements obligate the Corporation to pay for existing benefit plan coverage for certain period of time: Mr. Gannicott, 3 years; Ms. Kei, 1 year if prior to July 29, 2015 and 2 years if after July 29, 2015; Messrs., Bell, Lavoie and Pounds, 2 years.

The estimated additional payment to certain Named Executive Officers in the case of termination under the above-noted scenarios, assuming that the triggering event took place on the last business day of the Corporation’s most recently completed financial year, are set out in the following table:

Named Executive Officer(1)	Compensation Element	Resignation (US$)	Termination With Cause	Termination Without Cause (US$)	Retirement (US$)	Change in Control (US$)
Robert A. Gannicott	Salary & Bonus	-	-	6,783,248	-	6,783,248
	Stock Options	7,569,433	-	7,569,433	7,569,433	7,569,433
	Total	7,569,433	-	14,352,681	7,569,433	14,352,681
Wendy Kei	Salary & Bonus	-	-	564,316	-	564,316
	Stock Options	92,141	-	92,141	92,141	92,141
	RSUs	-	-	-	-	230,325
	Total	92,141	-	656,457	92,141	886,782
Brendan Bell	Salary & Bonus	-	-	1,616,442	-	1,616,442
	Stock Options	-	-	-	-	-
	RSUs	-	-	-	-	252,276
	Total	-	-	1,616,442	-	1,868,718
Chantal Lavoie	Salary & Bonus	-	-	1,931,178	-	1,931,178
	Stock Options	-	-	-	-	-
	RSUs	-	-	-	-	302,711
	Total	-	-	1,931,178	-	2,233,889
James R. W. Pounds	Salary & Bonus	-	-	1,948,258	-	1,948,258
	Stock Options	2,311,907	-	2,311,907	2,311,907	2,311,907
	RSUs	-	-	-	-	767,552
	Total	2,311,907	-	4,260,165	2,311,907	5,027,717
(1)	Converted into United States dollars at the Year End Exchange Rate.

Mr. Gannicott’s executive employment agreements contain an indefinite non-disclosure provision. Ms. Kei’s, and Messrs. Bell, Lavoie and Pounds executive employment agreements contain an indefinite non-disclosure provision and a 12 month non-solicitation provision following termination of employment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables provide information as of January 31, 2014, concerning options outstanding, and Common Shares available for future issuance, pursuant to the Stock Option Plan (as defined below), the 2012 Restricted Share Unit Plan and the Amended and Restated 2010 Restricted Share Unit Plan, which have been approved by the shareholders of the Corporation and which are currently the only compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Stock Option Plan

Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
2,438,000	Cdn$11.93	2,253,920

The Corporation currently has in place a stock option plan, which was adopted by the directors of the Corporation on June 12, 2000 and approved by the shareholders of the Corporation on July 27, 2000, as amended (the “Stock Option Plan”). The maximum number of Common Shares issuable pursuant to the Stock Option Plan is 6,000,000, which represents 7% of the currently outstanding Common Shares.

The material provisions of the Stock Option Plan are as follows:

(a)

the persons who are eligible to be granted options under the Stock Option Plan are “service providers”, which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation (and upon the receipt of a grant of options, each an “Optionee”);

(b)	as of the date hereof, there are stock options outstanding in respect of an aggregate of 2,695,819 Common Shares, representing approximately 3.2% of the currently outstanding Common Shares;
(c)

the Corporation has adopted policies which impose trading restrictions preventing officers, directors and employees from trading in securities of the Corporation (including exercising stock options) during certain periods (“Black-Out Periods”), and the Stock Option Plan provides that if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within ten calendar days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least ten calendar days after the end of the Black-Out Period;

(d)

the number of Common Shares reserved for issuance to any one person, shall not exceed 2% of the number of Common Shares issued and outstanding on a non-diluted basis (the “Outstanding Issue”), at the time of such grant;

(e)

the number of Common Shares reserved for issuance to Optionees who are, at the time of the particular grant, Related Persons (as defined in the Stock Option Plan), shall not exceed 10% of the Outstanding Issue, at the time of such grant;

(f)

the number of Common Shares issued within any one year period pursuant to the exercise of options to Optionees who are, at the time of issuance, Related Persons, shall not exceed 10% of the Outstanding Issue at that time, less the number of Common Shares which have been issued pursuant to the Stock Option Plan in the twelve month period immediately preceding such time (the “Adjusted Outstanding Issue”);

(g)

the number of Common Shares issued within any one year period pursuant to the exercise of Options and Existing Options to any one Related Person and his or her associates shall not exceed 2% of the Adjusted Outstanding Issue;

(h)

the exercise price for the Common Shares under each option granted under the Stock Option Plan is be determined by the Board, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option. If at the time of grant of an Option the shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX;

(i)

options granted under the Stock Option Plan may, at the discretion of the Board or Human Resources & Compensation Committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a "vesting restriction"); however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” as defined in the Stock Option Plan, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(j)	options may be granted under the Stock Option Plan for a term not exceeding ten years;
(k)

if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 60 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(l)

if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option;

(m)

options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren;

(n)

the Board may from time to time amend the Stock Option Plan without approval from shareholders of the Corporation, other than with respect to the following matters: (i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan; (ii) a reduction in the exercise price for options held by insiders of the Corporation; (iii) an extension to the term of any option held by insiders of the Corporation; and (iv) an increase in any limit on grants of options to insiders set out in the Stock Option Plan; and

(o)	the Corporation has not provided, and does not provide, any financial assistance to Optionees to facilitate the exercise of options granted pursuant to the Stock Option Plan.

2012 Restricted Share Unit Plan

Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
Nil	Nil	8,551

On July 18, 2012 the shareholders of the Corporation approved the adoption of the 2012 Restricted Share Unit Plan (the “2012 RSU Plan”). The purpose of the 2012 RSU Plan was to make a single one-time award of 101,449 Restricted Share RSUs (“2012 RSUs”) to Frederic de Narp. An aggregate of 110,000 2012 RSUs were authorized for issuance by the shareholders. Subsequent to the termination of employment of Mr. de Narp pursuant to the Swatch Transaction, 101,449 2012 RSUs where redeemed. No future grants under the 2012 RSU Plan are contemplated.

Amended and Restated 2010 Restricted Share Unit Plan

Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
Nil	Nil	600,000

In September, 2010, the 2010 Restricted Share Unit Plan was adopted by the Corporation, which originally granted restricted share units that would be settled in cash. On July 19, 2013, shareholders of the Corporation approved the adoption of the Amended and Restated 2010 Restricted Share Unit Plan (the “2010 RSU Plan”), which allows the Corporation to settle restricted share units (“Units”) that are granted under the 2010 RSU Plan in either Common Shares issued from treasury (“Common Share Units”) or cash (“Cash Units”). The maximum number of Common Shares issuable pursuant to the 2010 RSU Plan is 600,000, which represents 0.7% of the currently outstanding Common Shares.

The material provisions of the 2010 RSU Plan are as follows:

(a)	employees of the Corporation and its affiliates who are designated by the Human Resources & Compensation Committee (a “Participant”) are eligible to participate in the 2010 RSU Plan;
(b)	at the time of grant, the Human Resources & Compensation Committee will designate whether the award to a Participant is to be settled as Cash Units or Common Share Units;
(c)	as of the date hereof, there are Common Share Units outstanding in respect of an aggregate of 199,964 Common Shares, representing approximately 0.2% of the currently outstanding Common Shares;
(d)

under no circumstances may the 2010 RSU Plan, together with all of the Corporation’s other share compensation arrangements, result in: (a) the aggregate number of Common Shares issued to insiders of the Corporation within any one year period or issuable to insiders at any time exceeding 10% of the total number of issued and outstanding Common Shares; (b) the number of Common Shares issued to any insider (including such insider’s associates) within any one year period exceeding 5% of the then total number of issued and outstanding Common Shares; or (c) the number of Common Shares reserved for issuance to any one person exceeding 5% of the then total number of issued and outstanding Common Shares;

(e)

in the event a dividend becomes payable on the Common Shares, on the payment date for such dividend, each Participant’s account shall be credited with a number of Units (including fractional Units) equal to: (a) the amount of the dividend paid per Common Share multiplied by the number of Units credited to the Participant’s account as of the record date for payment of the dividend, divided by (b) the average closing price for the Common Shares on the TSX on the five trading days prior to that date (the “Fair Market Value”) as of the date for payment of the dividend. Subject to the Plan, Units credited to a Participant’s account will generally vest at the same time as the related Units vest and will generally be settled in the same form, in cash or Common Shares, as the related Units;

(f)	Participants do not have any rights as a shareholder of the Corporation in respect of the Units. Accordingly, Participants are not entitled to vote the Common Shares underlying the Common Share Units;
(g)	Units are not assignable by a Participant;
(h)

if the employment of a Participant is terminated for any reason other than death or disability, the Participant will forfeit all right, title and interest with respect to any unvested Units awarded to the Participant under the 2010 RSU Plan and such Units will immediately expire and be cancelled on such termination date, unless otherwise determined by the Human Resources & Compensation Committee in its sole discretion. Any vested Units will continue to be governed by the 2010 RSU Plan (see “Settlement” below). If a Participant dies or becomes disabled, his or her Units will vest immediately;

(i)	Units will vest in accordance with the terms set by the Human Resources & Compensation Committee at the time of grant;

(j)

for Common Share Units, the number of Common Shares received by a Participant upon vesting shall be equal to the number of such Units vested on the settlement date. Also, at any time prior to the settlement date, Participants may request that such Common Share Units be settled in cash, and the Human Resources & Compensation Committee may, in its absolute discretion, agree to settle such Units in cash;

(k)

for the purpose of determining the cash amount payable by the Corporation to a Participant in respect of Cash Units, the number of Units will be valued by multiplying the number of such Units by the Fair Market Value on the date a determination is required, namely the earliest of: (a) the date of the Participant’s death or disability; (b) the last day of employment of the Participant; or (c) the settlement dates set out in any grant instrument. The value will be paid to a Participant net of all applicable taxes and other amounts required to be withheld determined in the sole discretion of the Corporation, within 30 days of the date the fair market value of the applicable Units was determined;

(l)	upon a change in control of the Corporation and the termination, without cause, of the Participant within twelve months thereafter, the Participant’s Units will vest on the date of termination; and
(m)

The Board may make amendments to the 2010 RSU Plan without seeking shareholder approval including, but not limited to, housekeeping amendments, amendments to satisfy changes in applicable tax law, amendments to outstanding Units in the event of certain corporate transactions and the addition of covenants for the protection of Participants. However, shareholder approval is required for: (i) an increase in the maximum number of Common Shares reserved for issuance under the 2010 RSU Plan or a change from a fixed maximum number of Common Shares to a fixed percentage; (ii) an amendment to the amendment provisions of the 2010 RSU Plan; (iii) an expansion of insider participation; (iv) an amendment extending the term of any award beyond its original expiry date; (v) the addition of any new provision which will result in Participants receiving Common Shares while no cash consideration is received by the Corporation; and (vi) any amendment to the assignment provisions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no current or former director or executive officer or employee of the Corporation or any of its subsidiaries, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, proposed director of the Corporation and no associate or affiliate of such informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is contained in its comparative annual financial statements and Management’s Discussion and Analysis of the results of operations for Fiscal 2014. Copies of this Management Proxy Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management’s Discussion and Analysis of the results of operations for the Corporation for an annual or interim period, the Annual Information Form, and copies of charters of the committees of the Board and the Corporate Governance Guidelines may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Corporation at P.O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, (416) 362-2237 ext. 1 or by emailing investor@ddcorp.ca or by viewing the Corporation’s web site. Throughout this Management Proxy Circular, references to documents and/or information available on the Corporation’s website can be found at http://www.ddcorp.ca.

BOARD APPROVAL

The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

Lyle R. Hepburn
Corporate Secretary
June 2, 2014

SCHEDULE 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a)

The Board is currently comprised of eight directors, of which seven are considered to be unrelated and independent directors within the meaning of Canadian and United States securities laws and the NYSE Rules. A director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. The independent directors of the Corporation are currently Graham G. Clow, Noel Harwerth, Daniel Jarvis, Tom Kenny, Ollie Oliveira, Fiona Perrott-Humphrey and Chuck Strahl. Noel Harwerth is not standing for re-election as a director.

(b)	Robert A. Gannicott, Chief Executive of the Corporation, is the only related and non-independent director of the Corporation.

(c)	A majority of the directors of the Corporation are independent as defined in Section 1.2(1) of NI58-101.

(d)

Some of the directors of the Corporation, and the proposed nominees, are also directors of other reporting issuers, or the equivalent of a reporting issuer in a foreign jurisdiction. The following table outlines such directorships held by the members of the Board as of June 2, 2014. No members of the Board served together on the boards of other public companies:

Name of Current Director	Other Directorships Held
Graham G. Clow	African Barrick Gold PLC
Robert A. Gannicott	None
Noel Harwerth	Sumitomo Mitsui Banking Corporation Europe Limited, GE Capital Bank Limited, Alent plc, The London Metal Exchange and Standard Life plc.
Daniel Jarvis	None
Tom Kenny	None
Ollie Oliveira	Antofagasta PLC and Ferrous Resources Limited
Fiona Perrott-Humphrey	None
Chuck Strahl	None

(e)

Each face to face scheduled meeting of the Board includes an executive session with only non- management directors present. The Lead Director, or in his absence another independent director, presides over all executive sessions. The Board held eight scheduled meetings and two unscheduled meetings during Fiscal 2014. The independent directors held private sessions at four directors meetings during Fiscal 2014. The independent directors sitting on committees also held private sessions at four of five Audit Committee Meetings; at both Human Resources & Compensation Committee meetings, at three of four Nominating & Corporate Governance Committee meetings and at one of the two Health, Safety & Environmental Committee meetings.

(f)

The Chairman of the Corporation, Robert A. Gannicott, is a non-independent director. Daniel Jarvis, who is not a member of management and who is unrelated and independent, is the Lead Director for the Corporation. He was appointed as the Lead Director on June 2, 2010. The principal responsibilities of the Lead Director include overseeing the Board processes so that it operates efficiently and effectively in carrying out its duties, acting as a liaison between the Board and management, and presiding over all executive sessions of the Board. The Corporation has written guidelines for the Lead Director. These guidelines are available on the Corporation's website. Interested parties may contact the Lead Director by mail addressed to Mr. Jarvis c/o Dominion Diamond Corporation, P.O. Box 4569, Station A, Toronto ON Canada M5W 4T9 or in accordance with the procedure set out in the Corporation’s Whistleblower Protection Policy which is available on the Corporation’s website.

(g)

The attendance at Board and Committee meetings for the directors that held office during Fiscal 2014 can be found on pages 21 and 22 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

Majority Voting Policy

Board policy requires that, in an uncontested election, any nominee for director with respect to whom a majority of the votes represented by proxies validly deposited prior to the Annual and Special Meeting of the shareholders (the ‘‘Meeting’’) are ‘‘withheld’’ from his or her election (a ‘‘Majority Withheld Vote’’), shall submit his or her resignation to the Nominating & Corporate Governance Committee for consideration promptly following the Meeting.

The Nominating & Corporate Governance Committee shall consider the resignation, and shall recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee, and determine whether or not to accept the recommendation. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the Meeting.

Any director who tenders his or her resignation shall not participate in any meeting of the Nominating & Corporate Governance Committee, if he or she is a member of that Committee, or of the Board to consider whether his or her resignation shall be accepted. However, if the number of members of the Nominating & Corporate Governance Committee who received a Majority Withheld Vote at the Meeting is such that the remaining members of this Committee do not constitute a quorum, then the directors who did not receive a Majority Withheld Vote shall appoint a committee to consider the resignations and recommend to the Board whether to accept them.

In a contested election, where the number of director nominees exceeds the number of directors to be elected, a plurality vote standard will continue to apply.

The majority voting policy, together with the change to give shareholders the option of voting for or withholding their votes in respect of individual director nominees, provides enhanced director accountability. These measures combined encourage individual board members to be diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director, or withhold their votes for a director who fails to meet the standards required by the shareholders.

Board Mandate

The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s Chief Executive Officer and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide management, monitors and advises management, sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Nominating & Corporate Governance Committee, and approves the structure, charters and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing long-term shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board has adopted specific corporate governance guidelines which are posted on the Corporation’s website under the name Corporate Governance Guidelines.

Position Descriptions

The Corporation has written guidelines for the Chairman and Chief Executive Officer, and for the Chairs of the Committees. These guidelines are available on the Corporation's website.

The Chief Executive Officer’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the Chief Executive Officer are developed jointly by the Board and the Chief Executive Officer. The attainment of these objectives is reviewed by the Board. The Chief Executive Officer is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on the Corporation and its management, and are fully briefed by senior management on the corporate organization and key current issues. Site visits to the Diavik Diamond Mine and the Ekati Diamond Mine are arranged for new directors.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation’s interests. The following is a list of the internal and external conferences, seminars, courses and site tours that our Board members attended during the year:

  Updates and presentations by Meridian;

  Current developments presentations by KPMG LLP;

  Presentations from the Government of Northwest Territories (“GNWT”) Senior Management Team, Golders Associates and management on:

  An update from the GNWT on the impact of Devolution on the Corporation;

  Jay– Cardinal and Lynx update, including status of Impact Benefit Agreements and Environmental Assessment Timeline; and

  Community Affairs;

  Site visits to the Toronto and Yellowknife sorting facility; and
  Site visits to the Diavik Diamond Mine and Ekati Diamond Mine.

Individual directors may engage outside advisors, with the authorization of the Nominating & Corporate Governance Committee.

Ethical Business Conduct

The Nominating & Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation’s approach to all matters of corporate governance, and reporting thereon to the Board. The Corporation has adopted a Code of Ethics and Business Conduct, a Policy on Corporate Disclosure, Confidentiality and Employee Trading, an Insider Trading Policy and a Whistleblower Protection Policy. All of these policies are available on the Corporation's website, and will be provided to any Shareholder who requests them. The Code of Ethics and Business Conduct of the Corporation, as amended, has been filed on SEDAR at www.sedar.com.

The SEC and National Instrument 52-110 – Audit Committees require a corporation to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller. The Corporation is in compliance. The Corporation has adopted a code of ethics entitled Code of Ethics and Business Conduct which is applicable to all directors, officers and employees of the Corporation and its subsidiaries. The Code of Ethics and Business Conduct provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. Management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns.

The Code of Ethics and Business Conduct provides that management is responsible for monitoring compliance with the Code and for communicating the Code to employees. Employees are advised that they have a duty to report any known or suspected violation of the Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Corporate Secretary, or by following the procedures set out in the Corporation’s Whistleblower Protection Policy. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board, through its Nominating & Corporate Governance Committee, reviews the Code annually to ensure that it complies with legal requirements and is in alignment with best practices.

The Board has not granted any waiver of the Code of Ethics and Business Conduct. Accordingly, no material change report has been required or filed.

Individual directors are expected to indicate a material interest in any transaction or agreement that the Corporation is considering. Directors who have a material interest in a transaction or agreement would not be present for discussions on such transaction or agreement, and would not participate in any vote on the matter.

Nomination of Directors

The Nominating & Corporate Governance Committee, composed entirely of unrelated and independent directors, considers all proposed nominees for the Board and recommends nominees to the Board. The Committee periodically assesses the skill sets of current directors and recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgment are critical qualities of a director, and strongly influence the selection criteria for Board membership. All directors, except one, serve, or have served, on a number of corporate boards, and all bring a broad base of international experience and expertise to Board deliberations.

The Board assessment is done periodically, and consists of an interview and discussion by the Lead Director with each director on an informal basis. The Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board’s relationship with management. Directors complete an evaluation form for each fiscal year which contains questions concerning the effectiveness of the Board and its committees, operation of the Board, Board size, number of meetings held per annum, meeting quality and efficiency, individual director contribution and interaction, strategic planning opportunities, management effectiveness and the Board’s relationship with management. The responses are reviewed by the Lead Director and presented to the Board.

The Board and the Nominating & Corporate Governance Committee monitor the size of the Board to facilitate effective decision-making. The Nominating & Corporate Governance Committee also develops, reviews and monitors criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed nine nominees for the position of director in the upcoming year.

The Board has implemented a policy that if, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee should re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires a resignation of the director, the director shall immediately tender his or her resignation from the Board.

Compensation

Disclosure regarding Compensation set out in Article 7 of National Instrument 58-101F1 can be found on page 29 of this Management Proxy Circular (See “Compensation Governance”).

Board Committees

The Board has four Committees: Audit, Nominating & Corporate Governance, Human Resources & Compensation and Health, Safety & Environmental. The Committees are composed entirely of independent directors. The roles and responsibilities of the Committees are set out in Charters which are available on the Corporation’s website. These Charters are reviewed annually to ensure that they comply with legal requirements and are in alignment with best practices. To assist the Committee in fulfilling their respective responsibilities, such responsibilities are set out in Work Plans which are approved at the beginning of each year. The Charter of each Committee requires that each member of the Committee be an independent director.

Assessments

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board conducts an annual evaluation of the effectiveness of the Board as a whole, and the effectiveness and contribution of its committees and individual directors.

Throughout the year, the Board reviews the performance of management and the Corporation against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation's business activities.

The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation, and approves their appointments and compensation.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environmental and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation, and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

The Corporation has a sound governance structure in place at both management and Board levels, and a comprehensive system of internal control relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and United States regulatory developments affecting corporate governance, accountability and disclosure.

SCHEDULE 2 – ADVANCE NOTICE BY-LAW

BY-LAW NO. 2

A BY-LAW RELATING GENERALLY TO THE NOMINATION OF PERSONS FOR ELECTION AS A
DIRECTOR OF DOMINION DIAMOND CORPORATION

RESOLVED as a by-law of Dominion Diamond Corporation (hereinafter referred to as the “Corporation”) as follows:

Article 1
NOMINATION OF DIRECTORS

Section 1.1 Only persons who are nominated in accordance with the procedures set out in this Article 1 shall be eligible for election as directors to the board of directors (the “Board”) of the Corporation. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”) or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)

by any person entitled to vote at such meeting (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in Section 1.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in Section 1.5.

Section 1.2 For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3 For a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the Corporate Secretary of the Corporation at its registered office:

(a)

in the case of an annual meeting of shareholders, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting: provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting is made by the Corporation; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation.

Section 1.4 The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable. In no event shall an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof commence a new time period for the giving of a Timely Notice.

Section 1.5 To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary must comply with all the provisions of this Section 1.5 and:

(a)	disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	their name, age, business and residential address, principal occupation or employment for the past five years and status as a “resident Canadian” (as such term is defined in the Act);

(ii)

their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date (s) on which such securities were acquired;

(iii)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee and the Nominating Shareholder;

(iv)

any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; and

(v)

a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the Toronto Stock Exchange and/or any other stock exchange on which the securities of the Corporation are then listed for trading as may be required by the Corporate Secretary; and

(b)	disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(i)

their name, business and residential address and direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired;

(ii)

their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iii)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(iv)

any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board;

(v)

a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vi)

any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

Section 1.6 All information to be provided in a Timely Notice pursuant to Section 1.5 shall be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date shall then have been publicly announced) and as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is ten (10) business days prior to the date of the meeting, or any adjournment or postponement thereof.

Section 1.7 If requested by the Corporation, a Proposed Nominee shall furnish any other information as may reasonably be required by the Corporation, including any information to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the board, with respect to independence or any other relevant criteria for eligibility, or that could be material to a shareholder’s understanding of the independence or eligibility, or lack thereof, of such Proposed Nominee, including but not limited to an affidavit confirming eligibility to serve as a director under the Canada Business Corporations Act.

Section 1.8 Any notice, or other document or information required to be given to the Corporate Secretary pursuant to this Article 1 may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the registered office of the Corporation, or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.9 Additional Matters

(a)

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 1, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(b)

Despite any other provision of this Article 1, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination of the Proposed Nominee, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(c)

Nothing in this Article 1 shall obligate the Corporation or the board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

(d)	The board may, in its sole discretion, waive any requirement of this Article 1.

(e)

For the purposes of this Article 1, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(f)

Despite any other provision of this Article 1, this Article 1 shall not apply to the annual meeting of shareholders of the Corporation to be held on July 16, 2014 or any adjournment or postponement thereof.